UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	Consolidated Financial Statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

$ : Argentine peso

US$ : US dollar

$4.304 = US$1 as of December 31, 2011

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of December 31, 2011 and 2010

(In millions of Argentine pesos – see Note 3.c)

	As of December 31,
	2011	2010
ASSETS
Current Assets
Cash and banks	$111	$120
Investments	2,771	1,477
Accounts receivable, net	1,790	1,449
Other receivables, net	307	337
Inventories, net	513	437
Other assets, net	4	7

Total current assets	5,496	3,827

Non-Current Assets
Accounts receivable, net	30	—
Other receivables, net	105	101
Investments	1	1
Fixed assets, net	8,402	7,479
Intangible assets, net	858	769
Other assets, net	3	3

Total non-current assets	9,399	8,353

TOTAL ASSETS	$14,895	$12,180

LIABILITIES
Current Liabilities
Accounts payable	$3,636	$2,909
Debt	19	42
Salaries and social security payable	539	390
Taxes payable	1,068	1,030
Economic Rights Class “A” preferred shares	50	200
Other liabilities	70	56
Contingencies	173	64

Total current liabilities	5,555	4,691

Non-Current Liabilities
Debt	115	121
Salaries and social security payable	136	110
Taxes payable	42	154
Other liabilities	362	200
Contingencies	721	536

Total non-current liabilities	1,376	1,121

TOTAL LIABILITIES	$6,931	$5,812
Noncontrolling interest	3,697	2,949
SHAREHOLDERS’ EQUITY	$4,267	$3,419

TOTAL LIABILITIES, NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	$14,895	$12,180

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Income

for the year ended December 31, 2011, 2010 and 2009

(In millions of Argentine pesos, except per share data in Argentine pesos – see Note 3.c)

	For the year ended December 31,
	2011	2010	2009
Net sales	$18,525	$14,679	$12,226
Cost of services	(9,009)	(7,355)	(6,093)

Gross profit	9,516	7,324	6,133
General and administrative expenses	(673)	(542)	(452)
Selling expenses	(4,820)	(3,593)	(2,923)

Operating income	4,023	3,189	2,758
Gain on equity investees	—	—	13
Financial results, net	235	(18)	(331)
Other expenses, net	(476)	(314)	(234)

Net income before income tax and non-controlling interest	3,782	2,857	2,206
Income tax expense, net	(1,323)	(1,010)	(797)
Non-controlling interest	(1,124)	(843)	(651)

Net income	1,335	1,004	758

Net income per ordinary share	$125.88	$91.36	$68.29

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Changes in Shareholders’ Equity

for the year ended December 31, 2011, 2010 and 2009

(In millions of Argentine pesos – see Note 3.c)

	Capital Stock
Concept	Common stock	Preferred shares	Inflation adjustment of common stock	Share issue premiums (i)	Economic rights Class “A” preferred shares (ii)	Legal reserve	Other reserves		Accumulated earnings	Total Shareholders’ equity
Balances as of January 1, 2009	$53	25	125	896	—	180		52	858	$2,189
Foreign currency translation adjustments	—	—	—	—	—	—		10	—	10
Changes in the fair value of cash flow hedges, net of income tax	—	—	—	—	—	—		(4)	—	(4)
Net income for the year	—	—	—	—	—	—		—	758	758

Balances as of December 31, 2009	$53	25	125	896	—	180		58	1,616	$2,953
Recognition of Economic rights Class “A” preferred shares	—	—	—	—	(556)	—		—	—	(556)
Foreign currency translation adjustments	—	—	—	—	—	—		18	—	18
Net income for the year	—	—	—	—	—	—		—	1,004	1,004

Balances as of December 31, 2010	$53	25	125	896	(556)	180		76	2,620	3,419
As approved by the Annual Ordinary, Extraordinary and Special Class “A” preferred Shareholders’ Meeting held on April 7, 2011:
-Ratification of provisional dividends	—	—	—	—	356	—		—	(356)	—
-Cash dividends	—	—	—	—	4	—		—	(33)	(29)
-Redemption of Class “A” preferred shares	—	(2)	(4)	(190)	196	—		—	—	—
Recognition of Economic rights Class “A” preferred shares	—	—	—	—	(435)	—		—	—	(435)
As approved by the Annual Ordinary, Extraordinary and Special Class “A” preferred Shareholders’ Meeting held on August 2, 2011:
-Redemption of Class “A” preferred shares	—	(4)	(7)	(338)	349	—		—	—	—
-Cash dividends	—	—	—	—	58	—		—	(58)	—
-Additional distribution	—	—	—	—	25	—		—	(25)	—
Recognition of Economic rights Class “A” preferred shares	—	—	—	—	(47)	—		—	—	(47)
Foreign currency translation adjustments	—	—	—	—	—	—		24	—	24
Net income for the year	—	—	—	—	—	—		—	1,335	1,335

Balances as of December 31, 2011	$53	19	114	368	(50)	180	(iii)	100	3,483	$4,267

(i)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.
(ii)	See Note 9.1.c.
(iii)	Corresponds to foreign currency translation adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Cash Flows

for the year ended December 31, 2011, 2010 and 2009

(In millions of Argentine pesos – see Note 3.c)

	For the year ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	$1,335	$1,004	$758
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	191	149	187
Depreciation of fixed assets	1,561	1,331	1,119
Amortization of intangible assets	18	23	19
Gain on equity investees	—	—	(13)
Consumption of materials	134	114	109
Gain on sale/disposal of fixed assets and other assets	(22)	(8)	(10)
Provision for lawsuits and contingencies	336	187	122
Holdings losses on inventories	12	15	7
Interest and other financial losses on loans	5	92	371
Income tax	7	3	167
Non-controlling interest	1,124	843	651
Net increase in assets	(732)	(769)	(389)
Net increase in liabilities	745	756	182

Total cash flows provided by operating activities	4,714	3,740	3,280

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(2,220)	(1,803)	(1,474)
Intangible asset acquisitions	(135)	(27)	(17)
Proceeds for the sale of fixed assets and other assets	39	10	15
Increase in investments not considered as cash and cash equivalents	20	—	253

Total cash flows used in investing activities	(2,296)	(1,820)	(1,223)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	78	200	361
Payment of debt	(123)	(890)	(1,852)
Payment of interest and debt-related expenses	(14)	(78)	(168)
Redemption of Class “A” preferred shares (Note 9.1.c)	(567)	(354)	—
Cash dividends (Notes 6 and 9.1.c)	(505)	(476)	(19)
Payment of capital reimbursement of Núcleo	—	—	(8)

Total cash flows used in financing activities	(1,131)	(1,598)	(1,686)

INCREASE IN CASH AND CASH EQUIVALENTS	1,287	322	371
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,595	$1,273	902

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$2,882	1,595	$1,273

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

1. The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina S.A. (“Telecom Argentina” and together with its subsidiaries, the “Telecom Group”) which was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” in April 1990.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to Telecom Argentina of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

b) Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through October 10, 1999. As from such date, Telecom Argentina began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

Telecom Argentina provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunication services in Argentina and Paraguay and international wholesale services in the United States of America. Information on the Telecom Argentina Group’s licenses and the regulatory framework is described in Note 2.

Entities included in consolidation and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Telecom Argentina USA Inc. (“Telecom USA”)	100.00%		09.12.00
Micro Sistemas Sociedad Anónima (“Micro Sistemas”) (ii)	99.99%		12.31.97
Telecom Personal S.A. (“Personal”)	99.99%		07.06.94
Springville S.A. (“Springville”) (ii)	100.00%	Personal	04.07.09
Núcleo S.A. (“Núcleo”) (iii)	67.50%	Personal	02.03.98

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at December 31, 2011.
(iii)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

2. Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom Argentina’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of December 31, 2011

As of December 31, 2011, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of December 31, 2011, Telecom Argentina’s subsidiaries have been granted the following licenses:

•

Personal has been granted non-exclusive, non-expiring licenses to provide mobile telecommunication services in the northern region of Argentina, data transmission and value added services throughout the country, mobile radio communication services in the Federal District and Greater Buenos Aires areas, PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•

Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

Auction to reassign frequency bands

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. The total spectrum to be auctioned in each region is: 30 MHz. in Region I (“North”); 37.5 in Region II (“Amba”) and 35 MHz in Region III (“South”).

Personal will participate in the spectrum auction and expects to acquire additional spectrum to complete its “Spectrum cap” along throughout Argentina. Personal can expect to acquire, respectively, up to 5 MHz in the first Region, up to 7.5 MHz in the second and up to 10 MHz in the third.

As of the date of issuance of these consolidated financial statements, the SC has postponed the auction for March 19, 2012.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	an interruption of all or a substantial portion of service;

•	a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

•	any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•

a reduction of Nortel’s interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies; (as of December 31, 2011, all of the ordinary shares of Nortel belong to Sofora; additional information in Note 9.1);

•	any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

•	Telecom Argentina’s bankruptcy.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	any voluntary insolvency proceedings or bankruptcy of Personal;

•	a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•	repeated interruptions of the services;

•	any voluntary insolvency proceedings or bankruptcy of Núcleo;

•	non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, mobile, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

Related to the Regulation for the call by call selection of the providers of long-distance services, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved this Regulation, subsequently modified by Resolution No. 75/03 of the Ministry of Economy, which introduced several changes related to the service mandatory, habilitation and blockage modality and the availability of the service on December 6, 2003. Nevertheless and having Telecom Argentina fulfilled with all its obligations, as of the date of these consolidated financial statements, this long-distance service modality is not implemented.

Related to the number portability, on January 22, 2009, the SC issued Resolution No. 08/09 pursuant to which an ad hoc Working Commission was created with representatives of the SC and the CNC, for the purpose of preparing a draft of the Number Portability Regime.

On August 19, 2010, through SC Resolution No. 98/2010, the SC approved the Number Portability Regime (“NP”), covering the STM, SRMC, PCS and SRCE (trunking) mobile services, defined in the resolution as portable services.

The implementation timetable was approved by Resolutions No. 8/2011 and 3/2011 jointly issued by the SC and the Ministry of Domestic Trade.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

The resolution also provides for the creation of a Portability Committee, which has already been formed with representatives of mobile operators and, among other responsibilities, is in charge of coordinating and supervising the NP’s implementation process and functioning, reporting to the SC about fulfillment of the objectives included in the timetable, defining the NP’s technical and operative procedures and specifications, and preparing the Bidding Specifications for the hiring of the Database Administrator, being all of the above subject to the SC’s approval.

The Portability Committee sent earlier 2011 for SC approval, the agreed Portability processes and specification of the Database Administrator.

On June 14, 2011, the SC issued Resolution No. 67/11 replacing several sections of the NP regime. It also approved the Processes and Technical and Operational Specifications relating to the implementation and correct application of the NP, the Bidding Specifications for the selection of the Database Administrator and the model contract, and the Network Technical Specification for the implementation of the NP in the Networks Mobile Communications.

On July 7, 2011, the Portability Committee convened companies with extensive international experience to participate in the private tender for the selection of the Database Administrator, resulting selected the company Telcordia Technologies Inc. together with his argentine partner Telmark S.A. (hereinafter “the Administrator of the Portability”).

Having reported the proceedings to the SC, on October 12, 2011, and under the provisions of SC Resolution No. 98/10 and No. 67/11, the contract for the integration and management of the Database, between the four service providers and the Administrator of the Portability, was formalized.

Mobile service providers are finalizing the adaptations of their respective networks and the development and testing of software applications necessary to implement the NP during March 2012.

•	Universal Service Regulation (“RGSU”)

The RGSU required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the SU liability which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

The SC issued Resolution No. 80/07 which stipulated that until the SU Fund was effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, were required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at the Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, caused certain changes to the SU regime.

The Decree established that the SC will assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It will also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers’ for these undertakings.

The new regulation established two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review. The financing of SU ongoing programs which were recognized as such will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires Telecom Argentina and Telefónica de Argentina S.A. (“Telefónica”) to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Providers of telecommunications services shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers – and another member will be appointed by independent local operators). This Technical Committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee has been created and it is fully operative. Additionally, telecommunications service providers had already sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09.

On December 9, 2008, the SC issued Resolution No. 405/08 which was objected by Telecom Argentina and Personal. These objections were resolved by the SC through its Resolution No.154/10.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that currently do not provide basic telephone services. The proposed projects approved by the SC will be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1st, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband Internet service to state-run educational institutions and public libraries, respectively, and will be implemented through the use of the FFSU resources. At the date of issuance of these consolidated financial statements, it has been conducted the first auction of the “Internet for educational institutions” program and it is developing the bidding of the “Internet for public libraries” program.

On November 11, 2010, the SC issued Resolution No. 154/10 adopting the methodology for the deposit of the SU contributions to the trustee’s escrow account. The resolution includes several provisions related to the determination of the contributions that correspond to previous and posterior periods to the dictation of the Decree No. 558/2008. It also provides that until the SC determines the existence of programs, the amounts that may correspond to their implementation may be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they must be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

At the date of issuance of these consolidated financial statements, the SU programs are still pending approval by the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they shall deposit the SU contributions under the provisions of SC Resolution No. 154/10.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

On January 26, 2011 the SC issued Resolution No. 9/11 determining the “Infrastructure and Facilities Program”. The resolution provides that telecommunications services providers may affect to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No. 764/00, prior to Decree No. 558/08.

In Telecom Argentina

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance –particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

In compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of $1,027 (unaudited) for the period initiated in July 2007 and filed its calculations for review by the regulatory authority. This receivable has not been recorded as of December 31, 2011 since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” – amounting approximately to $829 as from July 2007 and which are included in the abovementioned receivable – do not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of these consolidated financial statements, the resolution of this appeal is still pending.

In Personal

Since January 2001, Personal recorded a provision related to its obligation to make contributions to the SU fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions into an account held under their name at the Banco de la Nación Argentina. As of December 31, 2010 these contributions amounted to $112 and were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheets.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, FFSU contributions are now being made into such escrow account.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. At the date of issuance of these consolidated financial statements, the project is still pending approval by the Regulatory Authority.

In June 2011, under the provisions of SC Resolution No. 88/09, Personal submitted to the SC a new SU project for the rendering of basic telephone services, Broadband Internet access and mobile services in almost 150 cities included under the scope of this resolution. This project, in addition with the ones submitted by other service providers, will cause the SC to order to the SU Technical Committee the completion of a new tender.

(e) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom Argentina. At the same time, and under the framework of the argentina@internet.todos Program, Telecom Argentina paid, mostly during fiscal year 2000, reduced social security contribution rates.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social security contribution rates.

Telecom Argentina made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by Telecom Argentina. Telecom Argentina had access to documentation of the CNC’s audits, which resulted in no significant differences from the net amounts it had determined. Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by Telecom Argentina.

At December 31, 2011, Telecom Argentina has a net receivable of $67 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom Argentina is to exercise its offsetting rights, the receivable was recorded net of reserves. At December 31, 2011, the reserves corresponding to these regulatory duties amounted to $90.

Since December 2008, Telecom Argentina has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(f) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified Telecom Argentina that it will offset this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, Telecom Argentina recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, Telecom Argentina has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom Argentina tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by Telecom Argentina of $3.1 plus interest. Telecom Argentina has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (e) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period from November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by Telecom Argentina it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Tax on deposits to and withdrawals from bank accounts (“IDC”) charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (g) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of December 31, 2011 and 2010, Telecom Argentina recorded as “Other receivable” a total of $23.

(g) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all rates were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Rates were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of rates;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for rates;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of rates for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2013.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

In May 2004, Telecom Argentina signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current rate structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though Telecom Argentina fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the rates at the date set in the LOU.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•

The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that shall take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced rates shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Shareholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L., have timely fulfilled the Agreement’s commitments.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

At the date of issuance of these financial statements, Telecom Argentina continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of Telecom Argentina that the renegotiation agreement process will be satisfactorily completed.

(h) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for Telecom Argentina to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of Telecom Argentina due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

Additionally, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2009, the Argentine Federation of Professional Boards of Economic Sciences (the “FACPCE”) approved Technical Resolution (“RT”) 26 “Adoption of International Financial Reporting Standards”, which will be fully effective for companies making public offering of securities (such as the Company) as from January 1, 2012. In June 2009, the FACPCE approved RT 27 which provides for amendments to the existing RT for those companies not adopting IFRS.

On December 30, 2009, the CNV issued Resolution No. 562/09 (“RG 562/09”) adopting RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 – Regime for Public Offering), including the Company, Telecom Argentina and Personal. RT 26 adopts IFRS as issued by the IASB. On December 3, 2010, RT 26 was modified through RT 29, with the aim to align the dates of adoption established by the professional standards with those established by RG 562/09.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

Additionally, RT 29 contemplates the optional implementation of IFRS for SMEs for entities that, unlike the Company, are not required to adopt IFRS. Therefore, Argentine companies not included in the scope of RG 562/09 may, at their discretion, continue applying existing accounting standards (Argentine GAAP), to apply IFRS or to apply the IFRS for SMEs for the preparation of their financial statements. At the date of issuance of these consolidated financial statements, those companies’ Regulatory Bodies have not yet adopted RT 29.

Additional information is given in Note 14.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Nortel and its subsidiary Telecom Argentina, over which it has effective control, and its indirect subsidiaries (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA).

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 13 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

(c) Presentation of financial statements in constant Argentine Pesos

As required by the Argentine Government Decree No. 1,269/02 and CNV Resolution No. 415/02, the Company’s consolidated financial statements have been restated in constant Argentine pesos until February 28, 2003, following the method established by RT 6 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”).

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, CNV Resolution No. 441/03 resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 30, 2011, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (II) – (I)
Total assets	14,895	14,863	(32)
Total liabilities	6,931	6,919	(12)
Non-controlling interest	3,697	3,686	(11)
Shareholders’ equity	4,267	4,258	(9)

Net income	1,335	1,337	2

(*)	As required by CNV resolution.
(**)	As required by Argentine GAAP.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

(d) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

(e) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(f) Concentration of credit risk

The Telecom Group’s cash equivalents and investments include money market mutual funds placed with various major financial institutions with high credit ratings. Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

Telecom Group’s customers include numerous corporations. Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 4,057,000 (unaudited) at December 31, 2011, 4,019,000 (unaudited) at December 31, 2010, and 3,967,000 (unaudited) at December 31, 2009, and mobile customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 6,128,000 (unaudited) at December 31, 2011, 5,171,000 (unaudited) at December 31, 2010, and 4,613,000 (unaudited) at December 31, 2009.

Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(g) Earnings per share

The Company computes net income per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income, less the dividends corresponding to the Class “A” and Class “B” preferred shares.

The Company presents the reconciliation between the net income in the statements of income and the net income used to calculate the earnings per ordinary share:

	Year ended December 31,
	2011	2010	2009
Net income in the statements of income	$1,335	$1,004	$758
Less:	(664)	(517)	(394)
Results corresponding to Class “A” and Class “B” preferred shares

Total results used to calculate earnings per ordinary share	$671	$487	$364

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous.

Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Other reserves”, a separate caption in the equity section.

(b) Revenue recognition

Revenues from equipment sales and services are disclosed, if applicable, net of discounts and bonuses granted to customers. Claims made by customers that the Management of the Telecom Group will probably rule in their favor are also deducted from sales. Actual results could differ from those estimates.

The Telecom Group’s principal sources of revenues by reportable segments are:

Fixed Telephony

•	National fixed telephony

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all years presented. Rehabilitation fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a rehabilitation fee. Associated direct expenses are also deferred over the estimated customer relationship year in an amount equal to or less than the amount of deferred revenues. Rehabilitation revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	International long-distance services

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

•	Data transmission and Internet services

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Mobile Services

The Telecom Group provides mobile services throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of mobile handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of mobile handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. Telecom Group adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $37 as of December 31, 2011 and $47 as of December 31, 2010, both in the Fixed Telephony segment.

(d) Cash and banks

Cash and banks are stated at face value.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at year-end.

As mentioned in Note 3.f, the Telecom Group provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences.

(h) Investments

Time deposits are valued at their cost plus accrued interest at year-end.

Telecom Argentina has investments in certain government bonds. Telecom Argentina has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall mobile business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $10 of net carrying value as of December 31, 2011. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	35
Buildings	50
Tower and pole	15
Transmission equipment	3-20
Mobile network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost.

Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

•	PCS license (Argentina)

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified Personal’s PCS licenses as indefinite life intangibles.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	PCS and Band B of Paraguay licenses

Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007. Renovation costs are being amortized in 5 years.

•	Internet and data transmission in Paraguay license

Núcleo’s license is amortized over 5 years through fiscal year 2016.

•	Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from fiscal year 2009 to fiscal year 2028.

•	Customer relationships

Acquired in the purchase of shares of Cubecorp, it is amortized over the terms of permanence of the customers which was estimated in 15 years.

•	Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs were totally amortized on a straight-line basis over a period ranging between 5 years and 7.5 years.

Intangible assets as a whole does not exceed the estimated realizable value (See 4.m below).

(m) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso, which occurred in January 2002, and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.g., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(n) Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving Telecom Group upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave Telecom Group and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

Telecom Group recognizes severance indemnities as expense when it is demonstrably committed to a termination through a detailed formal plan to terminate the employment of current employees without possibility of withdrawal or through voluntary redundancy agreements.

Vacation expenses are fully accrued in the year the employee renders services to earn such vacation.

(o) Taxes payable

The Company and Telecom Group are subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees (including SU) and income taxes, among others, that represent an expense for the Company and for the Telecom Group. They are also subject to other taxes over their activities that generally do not represent an expense (tax on minimum presumed income, internal taxes, VAT, ENARD tax).

The principal taxes that represent an expense for the Company and Telecom Group are the following:

•	Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all years presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all years presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 14.75%). When dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

•	Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on interest from financial investments at a rate of 6%.

Telecom Group is subject to a tax levied on revenues and other income, net of certain deductible expenses. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates were 4.4%, 4.6% and 4.4% for the years ended December 31, 2011, 2010 and 2009, respectively.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Other taxes

Since the beginning of 2001, telecommunication services companies have been required to pay a SU tax to fund SU requirements. The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues (See Note 2.d)).

Congress passed Law No. 26,539 which amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, will be subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, applicable beginning on December 1, 2009. Telecom Group has the right to transfer this tax to its customers but this is not always possible. Such cost is included in the item line “Cost of equipments and handsets”.

•	Other taxes of the Company that generally do not represent an expense

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

At December 31, 2010, Nortel had accumulated tax loss carryforwards. As taxable income for the year ended December 31, 2011, is lower than local accumulated tax loss carryforwards, Nortel has recorded the proportional charge for the tax on minimum presumed income (totaling $3) which, together with the previous year charges, was capitalized under “Other non-current receivables”. These charges have been estimated as fully recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the related credit.

•	Property tax – Nortel’s substitute responsibility

It is the responsibility of Nortel as regards the tax on the holding of shares, either by individuals or legal entities with domicile in a foreign country, by whom the Company is obliged required to pay in said tax, in its capacity as substitute responsible. The applicable rate is 0.50% over the equity that arises at the end of every fiscal year.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by RT 23. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

The following tables present pension benefit obligations as of December 31, 2011 and 2010 and the total costs of the pension benefit for the years ended December 31, 2011, 2010 and 2009:

	As of December 31,
	2011	2010
Accumulated benefit obligation	$11	$10
Effect of future compensation increases	12	12

Projected benefit obligation	$23	$22

	Years ended December 31,
	2011	2010	2009
Service cost	$2	$2	$1
Interest cost	5	5	3

Total benefit cost	$7	$7	$4

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2011	2010	2009
Discount rate (1)	5.6-12.1%	1.2-7.4%	10.3-12.3%
Projected increase rate in compensation (2)	15-25.7%	15.3-22%	12.6-16.7%

(1)	Represents estimates of real rate of interest rather than nominal rate in $.
(2)	In line with an estimated inflationary environment for the next three fiscal years.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Telecom Group sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Telecom Group was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

•	Legal fee

Pursuant to Law No. 26,476 – Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), Telecom Argentina is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment.

(q) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(r) Derivatives

The Telecom Group adopts the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not.

Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet (under “Other reserves”) and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the year of any changes in the fair value of the related recognized asset or liability.

Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings, being recorded in the item line “Gain (loss) on derivatives” of the statement of income’s caption “Financial results, net”.

As part of its hedging policy during fiscal year 2010, the Telecom Group had entered into several agreements to purchase foreign currency for Notes and accounts payable, which were accounted for following the criteria described above.

During October 2011, Personal entered into several NDF contracts to purchase a total amount of US$40 million maturing December 2011 in order to hedge its exposure to US dollar fluctuations related to accounts payable. However, as the terms of the NDF did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

For the year ended December 31, 2011, changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $1.

Therefore, during October 2011, Personal also entered into several NDF contracts amounting to US$12.7 million (maturing December 2011 and March 2012), in order to hedge its exposure to US dollar fluctuations related to accounts payable. Personal designated these NDF contracts as effective cash flow hedges. As of December 31, 2011, US$6.4 million were outstanding and the changes in the fair value of these NDF (a debt amounting to $0.1 and included in Trade payables) were recognized in Other reserves.

The Telecom Group does not enter into derivative agreements for speculative purposes.

(s) Capital leases

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

At December 31, 2011, the Telecom Group holds capital leases which represent current liabilities in the amount of $5. A summary by major class of fixed assets covered by capital leases at December 31, 2011 is as follows:

	Book value	Lease terms	Amortization year
Computer equipment	17	2 years	3 years
Accumulated depreciation	(6)

Net value	11

(t) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2011, 2010 and 2009 are shown in Note 15.h. under the caption “Advertising”.

(u) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable Class “A” preferred shares, whose characteristics are detailed in Note 9.1.c, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic accounting standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in the shareholders’ equity and valued them at their nominal value, restated in constant pesos at each year-end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and disclosed basically considering their substance and economic reality.

With the adoption of such accounting standards, the Management of the Company – with its legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares should continue being part of Nortel’s shareholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of “liquid and realized profits”.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist “liquid and realized profits”.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2011	As of December 31, 2010
Cash	$8	$8
Banks	103	112

	$111	$120

(b) Investments

Investments consist of the following:

	As of December 31, 2011	As of December 31, 2010
Current
Time deposits (Note 15.d)	$2,693	$1,452
Related parties (Note 7.c)	69	23
Mutual funds (Note 15.c)	9	—
Government bonds (Note 15.c)	—	2

	$2,771	$1,477

Non current
2003 Telecommunications Fund	$1	$1

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2011	As of December 31, 2010
Current
Fixed telephony	$724	$629
Mobile (i)	1,224	958
Mobile – related parties (Note 7.c)	12	13

Subtotal	1,960	1,600
Allowance for doubtful accounts (Note 15.e)	(170)	(151)

	$1,790	$1,449

Non current
Fixed telephony	$30	$—

(i)	Includes $36 as of December 31, 2011 and $26 as of December 31, 2010 corresponding to Núcleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2011	As of December 31, 2010
Current
Prepaid expenses	$163	$124
Tax credits	49	48
Restricted funds	23	15
Property tax of the Company and its subsidiary	9	8
Related parties (Note 7.c)	1	—
SU credits (Note 2.d)	—	112
Other	74	43

Subtotal	319	350
Allowance for doubtful accounts (Note 15.e)	(12)	(13)

	$307	$337

Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.e and f)	$90	$90
Prepaid expenses	66	53
Property tax of the Company and its subsidiary	34	30
Restricted funds	23	31
Credit on minimum presumed income tax	9	9
Other	7	8

Subtotal	229	221
Regulatory contingencies (Notes 2.e and f and 15.e)	(90)	(90)
Allowance for doubtful accounts (Note 15.e)	(34)	(30)

	$105	$101

(e) Inventories

Inventories consist of the following:

	As of December 31, 2011	As of December 31, 2010
Mobile handsets and equipment (Note 15.f)	$530	$458
Allowance for obsolescence (Note 15.e)	(17)	(21)

	$513	$437

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of December 31, 2011	As of December 31, 2010
Current
Fixed assets held for sale	$5	$8
Allowance for other assets (Note 15.e)	(1)	(1)

	$4	$7

Non current
Fixed assets held for sale	$5	$5
Allowance for other assets (Note 15.e)	(2)	(2)

	$3	$3

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2011	As of December 31, 2010
Non current
Net carrying value (Note 15.a)	$8,419	$7,498
Write-off of materials (Note 15.e)	(17)	(19)

	$8,402	$7,479

(h) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2011	As of December 31, 2010
Current
Fixed assets suppliers	$1,405	$1,261
Other assets and services suppliers	1,209	847
Inventories suppliers	643	450

Subtotal	3,257	2,558
Deferred revenues	228	172
Related parties (Note 7.c)	117	110
Agent commissions	23	58
SU reimbursement (Note 2.d)	11	11

	$3,636	$2,909

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2011	As of December 31, 2010
Current
Vacation and bonuses	$359	$261
Social security payable	113	83
Termination benefits	67	46

	$539	$390

Non current
Termination benefits	$136	$110

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2011	As of December 31, 2010
Current
Income tax, net (Note 10)	$605	$491
VAT, net	129	126
Tax on SU (Note 2.d)	85	206
Tax withholdings	85	69
Internal taxes	50	40
Regulatory fees	40	31
Turnover tax	40	40
Municipal taxes	13	8
Retention Decree No. 583/10 ENARD	8	5
Other	13	14

	$1,068	$1,030

Non current (Note 10)
Deferred tax liabilities	$29	$140
Law No. 26,476 Tax Regularization Regime	13	14

	$42	$154

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2011	As of December 31, 2010
Current
Deferred revenue on sale of capacity and related services	$22	$14
Customer loyalty programs	9	8
Guarantees received	8	9
Court fee	3	3
Other	28	22

	$70	$56

Non current
Deferred revenue on sale of capacity and related services	$208	$112
Asset retirement obligations	61	45
Vendor guarantees on third parties claims	34	—
Retirement benefits	23	22
Legal fee	11	11
Customer loyalty programs	13	2
Court fee	4	6
Other	8	2

	$362	$200

(l) Net sales

Net sales consist of the following:

	Year ended December 31,
	2011	2010	2009
Services
Voice	$3,124	$2,891	$2,793
Internet	1,752	1,367	1,053
Data	361	326	268

Fixed telephony services	5,237	4,584	4,114

Prepaid and post-paid	3,659	3,213	2,766
Value added services	5,268	3,388	2,323
Roaming, TLRD and CPP	1,860	1,718	1,629
Other	214	164	114

Mobile services in Argentina	11,001	8,483	6,832

Prepaid and post-paid	281	224	200
Value added services	302	204	139
Roaming, TLRD and CPP	65	63	61
Internet – Wimax	20	18	19
Other	18	21	16

Mobile services in Paraguay	686	530	435

Total sales of services	$16,924	$13,597	$11,381

Equipment
Voice	$45	$37	$32
Internet	5	7	5
Data	54	12	6

Fixed telephony	104	56	43

Sale of handsets – Mobile in Argentina	1,472	1,018	796
Sale of handsets – Mobile in Paraguay	25	8	6

Total sales of equipment	1,601	1,082	845

Total net sales	$18,525	$14,679	$12,226

(m) Gain on equity investees

Gain on equity investees consist of the following:

	Years ended December 31,
	2011	2010	2009
Foreign currency translation adjustment realized on capital reimbursement of Núcleo	$—	$—	$13

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(n) Financial results, net

Financial results, net consist of the following:

	Year ended December 31,
	2011	2010	2009
Generated by assets
Interest income	$268	$177	$125
Interest income – related parties (Note 7.c)	6	3	3
Foreign currency exchange gain	67	26	103
Holding loss on inventories (Note 15.f)	(12)	(15)	(7)
Other	(6)	(4)	—

Total generated by assets	$323	$187	$224

Generated by liabilities
Interest expense	$(20)	$(90)	$(182)
Less capitalized interest on fixed assets	—	—	15
Gain on discounting of taxes payables and other liabilities	(5)	(7)	21
Foreign currency exchange loss	(84)	(57)	(310)
Loss on derivatives	(1)	(56)	(94)
Loss on derivatives – related parties (Note 7.c)	—	(12)	(9)
Loss on purchase of Notes	—	(2)	(2)
Other	22	19	6

Total generated by liabilities	$(88)	$(205)	$(555)

	$235	$(18)	$(331)

(o) Other expenses, net

Other expenses, net consist of the following:

	Year ended December 31,
	2011	2010	2009
Provision for contingencies (Note 15.e)	$(307)	$(187)	$(158)
Severance payments and termination benefits	(165)	(121)	(73)
Provision for regulatory contingencies (Note 15.e)	(29)	(13)	(6)
Allowance for obsolescence of inventories (Note 15.e)	(11)	(28)	(25)
Allowance for obsolescence of materials (Note 15.e)	(7)	4	(16)
Allowance for doubtful accounts and other assets (Note 15.e)	(4)	7	(9)
Gain on sale of fixed assets and other assets	22	6	13
Net reversal of provisions related to Law No. 26,476	—	—	36
Other, net	25	18	4

	$(476)	$(314)	$(234)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2011	2010	2009	2008
Cash and banks	$111	$120	$62	$36
Current investments	2,771	1,477	1,211	1,089

Total as per balance sheet	$2,882	$1,597	$1,273	$1,125
Less:
Items not considered cash and cash equivalents
- Government bonds	—	(2)	—	(223)

Total cash and cash equivalents as shown in the statement of cash flows	$2,882	$1,595	$1,273	$902

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Year ended December 31,
	2011	2010	2009
Foreign currency exchange gain on cash and cash equivalents	$31	$18	$61
Interest income generated by current investments	204	119	76
Interest income generated by accounts receivable	74	58	49
Interest income generated by related parties	2	3	3
Payment on swap settlement (Personal)	—	(64)	(84)

Subtotal (originated in financial transactions)	311	134	105
Income tax paid	(1,316)	(1,007)	(630)
Other cash flows provided by operating activities, net	5,719	4,613	3,805

Total cash flows provided by operating activities	$4,714	$3,740	$3,280

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information (continued)

Income taxes eliminated from operating activities components:

	Year ended December 31,
	2011	2010	2009
Reversal of income tax included in the statement of income	$1,323	$1,010	$797
Income taxes paid (includes payments in advance)	(1,316)	(1,007)	(630)

Total income taxes eliminated from operating activities	$7	$3	$167

Changes in assets/liabilities components:

	Year ended December 31,
	2011	2010	2009
Net decrease (increase) in assets
Investments not considered as cash or cash equivalents	$2	$—	$(31)
Trade accounts receivable	(534)	(405)	(281)
Other receivables	(99)	(123)	(38)
Inventories	(102)	(241)	(38)
Other assets	1	—	(1)

	$(732)	$(769)	$(389)

Net increase (decrease) in liabilities
Accounts payable	$435	$467	$131
Salaries and social benefits payable	175	118	63
Taxes payable	32	188	(21)
Other liabilities	159	19	25
Contingencies	(56)	(36)	(16)

	$745	$756	$182

•	Main non-cash operating transactions:

	Year ended December 31,
	2011	2010	2009
Economic Rights Class “A” preferred shares	$482	$200	$—
Other liabilities offset with Economic Rights Class “A” preferred shares	62	—	—
SU receivables offset with taxes payable	112	—	—
Property tax provision	5	5	—
Dividends payables	—	2	—
Government bonds received in exchange for trade receivables	—	2	—
Legal fee from Tax Regularization Regime	—	—	14
Derivatives	—	—	8
Credit on minimum presumed income tax offset with income taxes	—	3	7
Foreign currency translation adjustments in assets	113	89	92
Foreign currency translation adjustments in liabilities	52	41	36

•	Most significant investing activities:

Fixed assets acquisitions include:

	Year ended December 31,
	2011	2010	2010
Acquisition of fixed assets (Note 15.a)	$(2,526)	$(2,007)	$(1,801)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(1,065)	(924)	(652)
Less:
Acquisition of fixed assets through incurrence of accounts payable	1,353	1,120	945
Capitalized interest on fixed assets	—	—	15
Asset retirement obligations	12	5	16
Mobile handsets lent to customers at no cost (i)	6	3	3

	$(2,220)	$(1,803)	$(1,474)

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Year ended December 31,
	2011	2010	2009
Acquisition of intangible assets (Note 15.b)	(106)	$(20)	$(23)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(29)	(23)	(7)
Less:
Acquisition of intangible assets through incurrence of accounts payable	—	16	13

	$(135)	$(27)	$(17)

The following table presents the cash flows from investments not considered as cash equivalents in the statement of cash flows:

	Year ended December 31,
	2011	2010	2009
Collection of Government bonds	20	—	253

	$20	$—	$253

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information (continued)

•	Financing activities components:

	Year ended December 31,
	2011	2010	2009
Bank overdrafts	$78	$59	$218
Bank loans	—	141	143
Payment of bank overdrafts	$(88)	$(46)	$(218)
Payment of bank loans	(35)	(126)	(117)
Payment of Notes	—	(683)	(1,409)
Purchase of Notes	—	(35)	(108)
Payment of interest on bank loans	$(14)	$(15)	$(13)
Payment of interest on Notes	—	(63)	(149)
Payment of interest on bank overdrafts	—	—	(6)
Redemption of Class “A” preferred shares	(567)	(354)	—
Cash dividends paid	(505)	(476)	(19)
Payment of capital reimbursement of Núcleo to the non-controlling interest	—	—	(8)

Total payment of interest and debt-related expenses	$(1,131)	$(1,598)	$(1,686)

Cash dividends of the Telecom Group

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 7, 2011 approved a cash dividend distribution in the amount of $915 (equivalent to $0.93 peso per share of Telecom Argentina), which was paid on April 19, 2011. Of this amount, $414 corresponds to its non-controlling shareholders.

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom held on April 28, 2010 approved a cash dividend distribution in the amount of $1,053 payable in two installments: the first was paid on May 5, 2010, amounting to $689 (equivalent to $0.70 per share of Telecom), of which $312 corresponds to its non-controlling shareholders and the second was paid on December 20, 2010, for the balance of $364 (equivalent to $0.37 per share of Telecom Argentina) of which $ 164 corresponds to its non-controlling shareholders.

In addition, Núcleo paid cash dividends in the amount of $19 to its non-controlling shareholders as of December 31, 2009.

7 – Related party transactions

(a) Related parties

Related parties (as described in FACPCE RT 21) are those legal entities or individuals which are related to the indirect shareholders of the Company.

However, under FACPCE RT 21, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of issuance of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the Argentine Antitrust Commission (or the “CNDC”)to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities, as explained in paragraph b) immediately below.

(b) Changes in the equity stocks of the indirect shareholders of Telecom Italia S.p.A.

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”)”. It must be mentioned that on December 22, 2009, Sintonia S.A. (Benetton) retired from the referred consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. In accordance with the last public statement available as of September 30, 2011, such participation is currently 22.4% of Telecom Italia S.p.A.’s voting shares. After the Telco Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of Nortel, Telecom Argentina and its subsidiaries.

The Telco Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”) and the existing regulatory framework.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7. Related party transactions (continued)

Consequently, the Telco Transaction required the intervention of various administrative bodies whose decisions have been subject to various presentations and complaints before administrative and judicial courts.

On August 5, 2010, Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina- Inversiones S.L. reached a settlement agreement pursuant to which they agreed, among others, to end all their differences relating to their direct shareholding of Sofora and indirect shareholding of Telecom Argentina and other companies of the Telecom Group, which had been originated as a result of the Telco Transaction having been entered into in Europe and other controversial issues. Pursuant to the above referred settlement agreement, the parties agreed to:

a)	Put an end to all the legal proceedings existing among the parties;

b)	Amend the 2003 Sofora’s Shareholders Agreement, including, among others, certain measures to guarantee a more efficient corporate governance of the Telecom Group (formed by Sofora, Nortel Telecom Argentina, Personal and the subsidiaries of the last both companies). For such purposes a Telecom Argentina and Personal’s Regulatory Compliance Committee was created and it will exercise its functions for as long as Telefónica, S.A. (of Spain) owns any subsidiaries in our country and maintains any direct or indirect participation in the Telecom Italia Group and hold similar rights to those provided in the Telco Transaction;

c)	Subject to the applicable authorizations, the transfer of 8% of the capital stock of Sofora from W de Argentina –Inversiones S.L. to Telecom Italia International N.V., increasing Telecom Italia Group’s participation to 58% of the capital stock of Sofora (the latter hereinafter referred to as the “TI-W Transaction”).

On October 6, 2010, Telefónica, S.A. (of Spain), Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. Telco S.p.A, and as parties involved, Telecom Italia S.p.A., Telecom Italia International N.V., Sofora, Nortel, Telecom Argentina, Personal, Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A., submitted before the CNDC a document pursuant to which they assumed a commitment (hereinafter, the “Telco Commitment”) for the purpose of ensuring the separation and independence of the activities in the Argentina telecommunications market, of Telefónica, S.A. (of Spain) and its controlled subsidiaries, on one hand, and Telecom Italia S.p.A., Telecom Italia International N.V., Sofora, Telecom Argentina and Personal, on the other, preserving and encouraging the competition conditions of such companies in the national market.

In addition, in connection with the file relating to the TI-W Transaction, Sofora’s shareholders submitted before the CNDC a commitment pursuant to which they assumed a number of obligations with respect to the administration and governance of the Telecom Group (hereinafter, the “TI-W Commitment”).

On October 12, 2010, the CNDC issued its Opinions No. 835 and 836 in connection with the Telco Transaction and the TI-W Transaction, respectively, which are available to the public at www.mecon.gov.ar/cndc. In its first Opinion, the CNDC advised –among others- the Secretariat of Economic Policy of the Ministry of Economy and Public Finances (hereinafter, “the Secretariat of Economic Policy”) to accept the Telco Commitment with the clarifications and specifications made in Title XIV of such CNDC Opinion No. 835, and subject the approval of the Telco Transaction, pursuant to Section 13, paragraph b) of the LDC, to the irrevocable and effective fulfilling of the Telco Commitment, with the clarifications and points made in Title XIV of the CNDC Opinion No. 835. In addition, the CNDC made some pro competition recommendations to the SC and to the CNC, which are included like Annex I to such Opinion.

The terms and conditions of the Telco Commitment offered by the above mentioned companies are detailed in Title XIV of the above mentioned Opinion, together with the clarifications and specifications made by the CNDC.

Through its Opinion No. 836, the CNDC advised –among others- to accept the TI-W Commitment, with the clarifications and specifications made in Title V.2 of the same Opinion and to authorize the TI-W Transaction, in the terms of Section 13 paragraph b) of the LDC. The terms and conditions of the TI-W Commitment are described in Title V of Opinion No. 836, together with the observations made by the CNDC.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7. Related party transactions (continued)

On October 13, 2010, the Secretariat of Economic Policy issued its Resolution No. 148/10 which, in its operative part, among other issues, decided to subordinate the authorization of the Telco Transaction to “the irrevocable and effective fulfillment of the Telco Commitment offered with the clarifications and specifications made in Title XIV of Opinion CNDC No. 835”. On the same date, the Secretariat of Economic Policy issued its Resolution No. 149/10, in which it accepted the TI-W Commitment and approved the TI-W Transaction in the terms of Section 13 paragraph b) of the LDC.

On the same date, the SC issued its Resolution No. 136/10 which, among other issues, in its operating part authorizes the change of control that happened at Telecom Argentina and Personal as a consequence of the TI-W Transaction. On the same resolution, the legal figure of the Operator included in the List of Conditions, Decree No. 62/90 as amended, was left without effect with respect to Telecom Argentina.

On October 13, 2010, the transfer of 8% of the shares of Sofora in favor of Telecom Italia International N.V. was perfected. Based on information provided by Sofora’s shareholders, such 8% transfer’s consideration was (i) US$ 1 (one US dollar w/o cents) and (ii) the execution of certain agreements dated as of August 5, 2010, between the Telecom Italia Group and the Werthein Group. Thus, the Telecom Italia Group has now reached a participation of 58% of the possible shares and votes in Sofora and W de Argentina –Inversiones S.L. holds the remaining 42% of such possible shares and votes.

On October 26, 2010, Nortel Inversora’s Board of Directors ratified the execution by Nortel of the Telco Commitment, accepted all the obligations and commitments that Nortel has assumed in the Telco Commitment, with the clarifications and specifications relating to them, made by the CNDC in Chapter XIV of its Opinion No. 835 dated October 12, 2010, and adopted a number of measures for its effective implementation. In addition, it accepted Nortel’s obligations arising from the TI-W Commitment submitted to the CNDC, in the file referring to the TI-W Transaction, with the clarifications and specifications that are referred to them, made by the CNDC in Paragraph V.2 of its Opinion No. 836 dated October 12, 2010.

The Telco Commitment and the TI-W Commitment are available to the public at www.nortelsa.com.ar/compromisos.

Nortel, Telecom Argentina and Personal have filed, in accordance with the applicable regulations referred to the disclosure of Relevant Facts, various notes and reports on the questions described in this section, which are available to the public at www.cnv.gob.ar (financial information section) for further review of the above.

(c) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of December 31, 2011 and 2010 and for the year ended December 31, 2011, 2010 and 2009:

	As of December 31, 2011	As of December 31, 2010
Current investments
Standard Bank S.A. (Note 15.c) (a)	$—	$1
Standard Bank S.A. (Note 15.d) (a)	69	22

	$69	$23

Accounts receivable
TIM Participacoes S.A. (b)	$1	$4
Standard Bank S.A. (a)	1	4
Telecom Italia Sparkle S.p.A. (b)	—	4
Caja de Seguros S.A. (a)	10	1

	$12	$13

Current other receivables, net
Sofora	$1	$—

	$1	$—

Current accounts payable:
Italtel Group (b) (d)	$59	$46
Telecom Italia S.p.A. (b)	30	11
Telecom Italia Sparkle S.p.A. (b)	4	2
Latin American Nautilus Ltd. (b)	3	32
Latin American Nautilus USA Inc. (b)	3	5
Latin American Nautilus Argentina S.A. (b)	2	4
TIM Participacoes S.A. (b)	2	—
Caja de Seguros S.A. (a)	10	7
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	4	3

	$117	$110

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7. Related party transactions (continued)

		Years ended December 31,
	Transaction description	2011	2010	2009
Services rendered:
Telecom Italia Sparkle S.p.A. (b) (c)	International inbound calls	$19	$11	$9
TIM Participacoes S.A. (b)	Roaming	10	16	12
Telecom Italia S.p.A. (b)	Roaming	2	5	7
Latin American Nautilus Argentina S.A. (b)	International inbound calls and roaming	1	—	1
Latin American Nautilus Ltd (b)	International inbound calls	—	1	—
Caja de Seguros S.A. (a)	Others	57	19	2
Standard Bank (a)	Data and Internet	22	13	9

Total services rendered		$111	$65	$40

Services received:
Latin American Nautilus Ltd. (b).(c)	International inbound calls and data	$(84)	$(60)	$—
Grupo Italtel (b) (d)	Maintenance, materials and supplies	(55)	(23)	—
Telecom Italia Sparkle S.p.A. (b) (c)	International outbound calls and others	(32)	(32)	(75)
Telecom Italia S.p.A. (b)	Fees for services and roaming	(30)	(20)	(27)
Latin American Nautilus USA Inc. (b)	International outbound calls	(9)	(3)	(6)
TIM Participacoes S.A. (b)	Roaming	(7)	(7)	(7)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	(6)	(6)	(4)
Etec S.A. (b) (e)	International outbound calls	—	(11)	(7)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(26)	(21)	(13)
Standard Bank S.A.(a)	Loss on derivatives	—	(12)	(9)
Standard Bank (a)	Interest	6	3	3
Caja de Seguros S.A. (a)	Insurance	(11)	(8)	(5)
La Estrella Cía de Seguros de retiro S.A. (a)	Insurance	(4)	(2)	(2)

Total services received		$(258)	$(202)	$(152)

Purchases of fixed assets/intangible assets:
Grupo Italtel (b) (d)		$66	$14	$—
Latin American Nautilus Ltd.(b)		—	—	11
Telecom Italia S.p.A. (b)		—	—	1
Latin American Nautilus Argentina S.A.(b)		—	—	1

Total fixed assets and intangible assets		66	14	13

(a)	Such companies relate to W de Argentina – Inversiones S.L.
(b)	Such companies relate to Telecom Italia Group.
(c)	Since June 2010, Telecom Italia Sparkle S.p.A. has assigned to Latin American Nautilus Ltd. all existing agreements with Telecom Argentina.
(d)	This company ceased to be related party from January 2009 to September 2010.
(e)	This entity is no longer related party as from January 2011.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(d) Merger of Cubecorp

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98. With this acquisition, Telecom Argentina strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

The Board of Directors of Telecom Argentina and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved a Preliminary Agreement of Merger, by which Telecom Argentina would merge Cubecorp, effective January 1st, 2009.

In March 2009, the Board of Directors of Cubecorp and Telecom Argentina approved the Merger Agreement, by which both companies would merge (subject to the approval of the CNV and to the approval of the Shareholders’ Meetings of Cubecorp and Telecom Argentina), being Telecom Argentina the continuing company and Cubecorp the dissolved without liquidation company. The CNV determined no legal or accounting observations for the merger and ordered the publication of the Merger Agreement in the Buenos Aires Stock Exchange’s (“the BCBA”) Daily Bulletin and in the CNV’s website (www.cnv.gob.ar, section “Autopista de Información Financiera”).

The Extraordinary Shareholders’ Meeting of Cubecorp held on March 19, 2009, and the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 28, 2010 approved the merger, the corresponding financial statements and, in the case of the Meeting of Cubecorp the dissolution without liquidation of Cubecorp as provided by Law No. 19,550 section 94 art. 7. Additionally, the Final Merger Agreement with Cubecorp was authorized, effective January 1st, 2009. The period specified in the Law No. 19,550 section 83 was completed and the Final Merger Agreement was granted on June 2, 2010. On June 7, 2010, the process of registration of the merger with the CNV began, whose Board of Directors, on June 24, 2010, decided to hold the proceeding until the CNDC authorizes the acquisition of shares of Cubecorp by Telecom Argentina. For the purposes of its pronouncement on this last operation, the CNDC is awaiting the considered opinion that requested the SC in accordance with the provisions of Section 16 of Law No. 25,156. The unification of the activities had effect since January 1st, 2009, when Telecom Argentina assumed the rendering of Cubecorp’s services.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group

As of December 31, 2011 and 2010, the Telecom Group’s short-term and long-term debt (which fully corresponds to Núcleo) comprises the following:

	As of December 31, 2011	As of December 31, 2010
Short-term debt:
– Principal:
Bank loans	$17	$31
Bank overdrafts	—	9

Subtotal	17	40
– Accrued interest	2	2

Total short-term debt	$19	$42

Long-term debt:
– Principal:
Bank loans	$115	$121

Total long-term debt	$115	$121

Total debt	$134	$163

Bank loans

The following table shows the outstanding loans with banks with operations in Paraguay and the main terms as of December 31, 2011:

Nominal value (in million of Guaraníes)	Amortization term	Book value (in million of $)
		Current	Non-current
36,000	3.5 years	4	30
37,500	3 years	3	32
47,500	3 years	3	42
18,750	2 years	7	11

139,750		17	115

The average annual rate of these loans is 9.61% in Guaraníes and the average amortization term is approximately 3 years.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

Global Programs for the issuance of Notes

Telecom Argentina

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. At the date of issuance of these financial statements, Telecom Argentina is preparing the documentation required by the CNV to approve this program.

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October  13, 2011, the CNV approved this program.

9 – Shareholders’ equity

9.1 – Of the Company

As of December 31, 2011 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
5.330.400 ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	4,017,940
Class “B”	14,704,550

18,722,490

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

In December 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora in exchange for shares of Sofora. At that time, the France Telecom Group sold the majority of its interest in Sofora to W de Argentina – Inversiones S.L.

As of December 31, 2011, Nortel’s ordinary shares (74% of the capital stock) were owned by Sofora.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

During 2003, a Shareholders’ Agreement between W de Argentina – Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel and Telecom Argentina, including Personal, was executed. On August 5, 2010, such Shareholders’ Agreement was modified as a consequence of the TI-W Commitment assumed by the shareholders of Sofora before the Argentine Antitrust Commission (or the “CNDC”), that introduced, on October 13, 2010 and on March 9, 2011, new modifications. Additional information on this New Shareholders’ Agreement can be reviewed at www.cnv.gob.ar (section “Autopista de Información Financiera”).

During the first quarter of 2011, the Telecom Italia Group entered into two share purchase agreements which consist of the following:

1) In January 2011, Telecom Italia International N.V. (a company of the Telecom Italia Group) finalized the purchase of the 8% of Nortel’s total Class B Preferred Shares (without voting rights).

2) In March 2011, W de Argentina – Inversiones S.L. agreed to sell common shares of Sofora representing 10% of Sofora’s share capital, to Telecom Italia International NV. Consequently, as of December 31, 2011, 68% of Sofora’s shares are owned by the Telecom Italia Group and 32% by W de Argentina – Inversiones S.L.

As a result, the economic interest of Telecom Italia Group in Telecom Argentina increased from 16.2% to 22.7% and in Nortel increased from 29.6% to 38.6%.

The transaction abovementioned in 2) does not alter or modify (i) the governance rights of the Telecom Group set forth in the shareholders’ agreement between the Telecom Italia Group and W de Argentina – Inversiones S.L., nor (ii) the commitments assumed by the Telecom Italia Group before the Argentine antitrust authorities (See Note 7.b). However, the Telecom Italia Group and W de Argentina – Inversiones S.L. made presentations to the CNDC and the SC in connection with this transaction.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment to common stock).

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the year and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of “liquid and realized profits” and/or distributable reserves, if any. Any redemption payment not declared nor paid by Nortel when due shall bear interest since the scheduled redemption payment date until the date it is made available to shareholders, at a rate equal to LIBOR.

Because Telecom Argentina did not pay dividends during years 2002 to 2009, Nortel did not make any distributions on its Series A or Series B preferred shares for the same years, due to the lack of “liquid and realized profits” and/or distributable reserves. For year 2010 see Note 4.(w).

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of “liquid and realized profits” and/or distributable reserves.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such rights to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and No. 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 28, 2010, approved a cash dividend distribution in the amount of $1,053 of which Nortel collected $577.

As a result of the above, and further to having a positive balance of retained earnings, Nortel recorded during fiscal year 2010 a $556.2 liability in the consolidated financial statements, with counterpart in Shareholders’ equity.

Of that liability, on October 5, 2010, the Board of Directors of the Company approved the distribution of a provisional cash dividend of $356.2 to the Class “A” preferred shareholders which was made available on October 22, 2010 and was ratified in the Annual Shareholders’ Meeting held on April 7, 2011, applying such amount to the basic preferred dividends accumulated during years 2001 through 2007 and to the 24.747438% of the basic preferred dividend for the year 2008. At the date of issuance of these consolidated financial statements, $354 was paid.

Additionally, the Annual Ordinary, Extraordinary and Special Class “A” preferred Shareholders’ Meeting and the Board of Directors Meeting held on April 7, 2011 and April 18, 2011, respectively, approved the following resolutions:

a) The scheduled redemption of 242,454 Class “A” Preferred Shares in an amount of $196.2, corresponding to the 22.819897% of such shares (of which $195 was already paid), and,

b) The payment of $32.4 as discharge of all the basic preferred dividends accumulated as of such date by the shares subject to the scheduled redemption referred to in paragraph a) above. At the date of issuance of these consolidated financial statements, $32.2 was already paid.

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 7, 2011 approved a cash dividend distribution in the amount of $915, of which Nortel collected $501.

Similar to fiscal year 2010, as a result of the above, and further to having a positive balance of retained earnings, on June 30, 2011 Nortel recorded a $435 liability in the consolidated financial statements, with counterpart in Shareholders’ equity.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

Of that liability, the Annual Ordinary, Extraordinary and Special Class “A” preferred Shareholders’ Meeting and the Board of Directors Meeting held on August 2, 2011 and August 17, 2011, respectively, approved the following resolutions:

a) The scheduled redemption of 418,202 Class “A” Preferred Shares in an amount of $349.1;

b) The distribution of $57.6 corresponding to the basic preferred dividends subject to redemption to the Class “A” preferred shareholders, applying such amount to the remaining 75.252562% for the year 2008 and to the basic preferred dividends accumulated for the years 2009 and 2010 subject to redemption;

c) The distribution of $24.8 as an additional distribution, payable only and exclusively to those holders of Class “A” Preferred Shares subject to redemption who have executed, before August 15, 2011, a settlement agreement with the Company (under Nortel’s satisfaction) releasing and irrevocably and definitively terminating any claims relating to the above mentioned shares.

At the date of issuance of these consolidated financial statements $429.5 was paid.

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares (a):
Amount calculated according to the issue terms	317.0	890.7
Redemption of Class “A” preferred shares from 04.07.2011	(72.3)	(196.2)
Redemption of Class “A” preferred shares from 08.29.2011	(124.8)	(349.1)

	119.9	345.4

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2008	5.4	15.6
Corresponding to fiscal year 2009	7.2	20.7
Corresponding to fiscal year 2010	7.2	20.7
Corresponding to fiscal year 2011	7.3	21.0

	27.1	78.0

Total economic rights Class “A” preferred shares as of December 31, 2011	147.0	423.4

(a)	Nominal value of Class “A” preferred shares is $4 as of December 31, 2011.

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively. At December 31, 2011, the ratio has not exceeded 1.75.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not totally pay the preferential base dividends.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholders’ equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders were entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right had been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

Considering that the abovementioned ratio of 1.75 has not been exceeded at December 31, 2011 since the approval of the consolidated financial statements as of December 31, 2006, the Class “B” preferred shares holders are not entitled to vote.

9.2 – Of Telecom Argentina

(a) Common stock

At December 31, 2011, Telecom Argentina had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 477,753,405 shares of $1 par value Class B Common Stock (48.5% of the total capital stock) and 4,593,274 shares of $1 par value Class C Common Stock (0.5% of the total capital stock). Common shareholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 410,567,505 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares correspond to the share ownership program.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). When a company uses the legal reserve to absorb accumulated losses, it will not be able to distribute dividends until it restores the legal reserve.

Telecom Argentina’s Annual General and Extraordinary Shareholders’ Meeting held on April 28, 2010, approved the restoring of the legal reserve that has been absorbed in the fiscal year 2006.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or Telecom Argentina’s executive officers. At December 31, 2011, all the 41,339,464 shares were converted into Class “B” ordinary shares in eleven tranches.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” ordinary shares into the same amount of Class “B” ordinary shares in one or more tranches, be delegated to the Board of Directors.

By means of this, Telecom Argentina requested from the CNV and the BCBA the transfer of authorization for public offering and trading due to conversion, in a first Tranche, of 3,281,265 Class “C” shares into an equal amount of Class “B” shares. As of the date of issuance of these consolidated financial statements, neither the CNV nor the BCBA have granted the authorization.

10. Income tax

As described in Note 4.o, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable as of December 31, 2011 and 2010 consists of the following:

	As of December 31, 2011						As of December 31, 2010
	Telecom Argentina	Personal	Núcleo	Telecom USA	Nortel	Total
Income tax provision	$376	$1,033	$16	$—	$—	$1.425	$1,071
Payments in advance of income taxes	(317)	(501)	(5)	—	—	(823)	(584)
Law No. 26,476 Tax Regularization Regime	3	—	—	—	—	3	3

Current Income tax payable	62	532	11	—	—	605	490
Non current net deferred tax liabilities (assets)	4	22	3	1	(1)	29	140
Law No. 26,476 Tax Regularization Regime	13	—	—	—	—	13	14

Non current Income tax payable (receivable)	17	22	3	1	(1)	42	154

Total Income tax liabilities (assets), net	$79	$554	$14	$1	$(1)	$647	$644

(*)	Núcleo´s receivable is included in Other receivables – current – Tax credits

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2011								As of December 31, 2010
	Telecom Argentina	Personal			Núcleo	Telecom USA	Nortel	Total
Tax loss carryforwards	$—	$		2	$—	$—	$5	$7	$8
Allowance for doubtful accounts	35			35	1	—	—	71	49
Provision for contingencies	243			101	—	—	—	344	241
Inventories	—			16	—	—	—	16	13
Termination benefits	66			—	—	—	—	66	—
Other deferred tax assets	36			11	—	—	(4)	43	96

Total deferred tax assets	380			165	1	—	1	547	407

Fixed assets	(85)			(151)	(3)	(1)	—	(240)	(186)
Inflation adjustments (i)	(299)			(4)	(1)	—	—	(304)	(340)
Deferred tax on cash dividends from foreign companies	—			(11)	—	—	—	(11)	—

Total net deferred tax liabilities	(384)			(166)	(4)	(1)	—	(555)	(526)

Subtotal net deferred tax assets (liabilities)	(4)			(1)	(3)	(1)	1	(8)	(119)
- Valuation allowance (Note 15.e)	—		(ii)	(21)	—	—	—	(21)	(21)

Net deferred tax assets (liabilities) as of December 31, 2011	$(4)			(22)	(3)	(1)	1	(29)

Net deferred tax liabilities as of December 31, 2010	$(106)	$		(27)	$(5)	$(2)	$—		$(140)

(i)	Mainly related to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.
(ii)	Includes (1) from Springville.

As of December 31, 2011, Personal has accumulated an operating tax loss carryforward of $2 which expiration year is 2011.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10. Income tax (continued)

Income tax benefit (expense) for the year ended December 31, 2011, 2010 and 2009 consists of the following:

	Year ended December 31, 2011
	Telecom Argentina	Personal	Núcleo	Telecom USA	Nortel	Total
Current tax expense	$(376)	$(1,033)	$(13)	$—	$(4)	$(1.426)
Current tax expense on cash dividends from foreign companies	—	—	(4)	—	—	(4)
Fiscal year 2010 affidavit adjustment	(3)	(6)	—	—	—	(9)
Deferred tax benefit	100	24	2	—	—	126
Deferred tax expense on cash dividends from foreign companies	—	(11)	—	—	—	(11)
Decrease in valuation allowance for doubtful accounts (Note 15.e)	—	—	1	—	—	1
Valuation allowance (Note 15.e)	—	(5)	—	—	5	—

Income tax benefit (expense)	$(279)	$(1,031)	$(14)	$—	$1	$(1,323)

	Year ended December 31, 2010
	Telecom Argentina	Personal	Núcleo	Telecom USA	Nortel	Total
Current tax expense	$(408)	$(655)	$(4)	$—	$—	$(1,067)
Deferred tax benefit	84	(17)	(7)	—	(1)	59
Valuation allowance (Note 15.e)	—	(3)	—	—	1	(2)

Income tax expense	$(324)	$(675)	$(11)	$—	$—	$(1,010)

	Year ended December 31, 2009
	Telecom Argentina	Personal	Núcleo	Telecom USA	Nortel	Total
Current tax expense	$(301)	$(511)	$(6)	$—	$	$(818)
Deferred tax benefit	31	(6)	(1)	(1)	2	25
Valuation allowance (Note 15.e)	—	(2)	—	—	(2)	(4)

Income tax expense	$(270)	$(519)	$(7)	$(1)	$—	$(797)

Income tax expense for the year ended December 31, 2011, 2010 and 2009 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	$6,958	$99	$7,057
Non taxable items – Gain on equity investees	(3,289)	—	(3,289)
Non taxable items – Other	21	—	21

Subtotal	3,690	99	3,789
Statutory income tax rate	35%	(** )

Income tax expense at statutory tax rate	(1,291)	(15)	(1,306)
Additional income tax on cash dividends from foreign companies	(11)	—	(11)
Other changes in tax assets and liabilities	(7)	—	(7)
(Increase) decrease in valuation allowance (Note 15. e)	1	(1)	—
Decrease in valuation allowance for doubtful accounts (Note 15.e)	—	1	1

Income tax expense as of December 31, 2011	$(1,308)	$(15)	$(1,323)

Pre-tax income on a separate return basis	$5,064	$66	$5,130
Non taxable items – Gain on equity investees	(2,271)	—	(2,271)
Non taxable items – Other	6	33	39

Subtotal	2,799	99	2,898
Statutory income tax rate	35%	(** )

Income tax expense at statutory tax rate	(979)	(10)	(989)
Other changes in tax assets and liabilities	(18)	—	(18)
Change in valuation allowance (Note 15. e)	(2)	—	(2)
Decrease in valuation allowance for doubtful accounts (Note 15.e)	—	(1)	(1)

Income tax expense as of December 31, 2010	$(999)	$(11)	$(1,010)

Pre-tax income on a separate return basis	$3,888	$53	$3,941
Non taxable items – Gain on equity investees	(1,747)	—	(1,747)
Non taxable items – Other	29	20	49

Subtotal	2,170	73	2,243
Statutory income tax rate	35%	(** )

Income tax expense at statutory tax rate	(760)	(8)	(768)
Other changes in tax assets and liabilities	(6)	—	(6)
Law No. 26,476 Tax Regularization Regime	(19)	—	(19)
Change in valuation allowance (Note 15.e)	(4)	—	(4)

Income tax expense as of December 31, 2009	$(789)	$(8)	$(797)

(**)	Effective income tax rate based on weighted statutory income tax rate in the different countries where Telecom Argentina has operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented, in Uruguay the statutory tax rate was 25% for all the years presented and in the USA the effective tax rate was 40%, 34% and 21%, respectively.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The List of Conditions provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia Group and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the List of Conditions, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $2,910 as of December 31, 2011, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in d) and e) below.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom Argentina’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Commitments and contingencies assumed by Telecom Argentina from the sale of Publicom

On March 29, 2007, Telecom Argentina’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom Argentina towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom Argentina and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom Argentina and the buyer.

It has been ruled that Telecom Argentina shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom Argentina.

These indemnities granted by Telecom Argentina have time as well as economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom Argentina. According to said proposal, Telecom Argentina:

•	engages Publicom to publish Telecom Argentina’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

•	engages Publicom to distribute Telecom Argentina’s white pages for a 20-year period, which may be extended upon expiry date;

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom Argentina reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom Argentina to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom Argentina to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom Argentina to require an early termination. In the latter case, Telecom Argentina could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom Argentina that said services will be contracted at market price.

Telecom Argentina shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(e) Commitments assumed by Núcleo

During 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay.

Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding, by means of an approximate investment of $18 (which was fully completed), of which $12 were subsidized by the CONATEL. The CONATEL has disbursed approximately $9. The works were completed and the CONATEL is conducting the final inspection, without having yet given its report.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $7(which, at the date of issuance of these consolidated financial statements, are completed over than 70%), of which $5 will be subsidized by the CONATEL. The CONATEL has disbursed approximately $1 related to this bidding.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

(f) Contingencies

Telecom Argentina is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of reserves relating to these contingencies, the Management of Telecom Argentina, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes.

A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments, or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2011, Telecom Argentina has established reserves in an aggregate amount of $984 to cover potential losses under these claims ($90 for regulatory contingencies deducted from assets and $894 included under liabilities) and certain amounts deposited in Telecom Argentina’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2011, these restricted funds totaled $46 (included in the caption “Other receivables”).

Provisions consist of the following:

	Balances as of December 31, 2009	Additions						Balances as of December 31, 2010	Additions							Balances as of December 31, 2011
		Capital	Interest		Reclassi-fications		Uses		Capital		Interest		Reclassi-fications		Uses
Current
Provision for civil and commercial proceedings	12	—		—		21	(8)	25		—		—		1	(10)	16
Provision for labor claims	54	—		—		12	(28)	38		—		—		135	(45)	128
Provision for regulatory, tax and other matters claims	7	—		—		(6)		1		—		—		29	(1)	29

Total current provisions	73	—		—		27	(36)	64		—		—		165	(56)	173

Non-current
Provision for civil and commercial proceedings	92	5		9		(19)	—	87		15		16		(1)	—	117
Provision for labor claims	97	51		19		(12)	—	155		129		71		(135)	—	220
Provision for regulatory, tax and other matters claims	185	61		42		6	—	294		81		25		(16)	—	384

Total non-current provisions	374	117		70		(25)	—	536		225		112		(152)	—	721

Total provisions	447	(i) 117	(i)	70	(ii)	2	(36)	600	(i) (iii)	225	(i)	112	(iv)	13	(56)	894

(i)	Included in Other expenses, net.
(ii)	$2 was reclassified from Other receivables, net – Allowance for regulatory proceedings.
(iii)	Included 1 for transation adjustment from Núcleo
(iv)	It was reclassified from Other current liabilities

Below is a summary of the most significant claims and legal actions for which reserves have been established:

Profit sharing bonds

In August 2008, the Supreme Court of Justice, when resolving a case against Telefónica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought, mainly by former employees of Telecom Argentina against the National Government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought – relying on arguments made by each case’s respective prosecutors – pointing that such rule was valid and constitutional. However, and based on the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

In order to defend its rights, Telecom Argentina filed various appeals against these unfavorable decisions. Up to date, the National Supreme Court of Justice has denied the first extraordinary appeals. It should be noted that the abovementioned ruling of the Supreme Court on the case against Telefónica has created a judicial precedent that, in the opinion of the legal counsel of Telecom Argentina, increases the probability that Telecom Argentina has to face certain contingencies as a result of an adverse ruling, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the condemnation amounts (percentage of profit sharing, status of limitation, distribution method between the beneficiaries of the program). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts.

As of December 31, 2011, the management of Telecom Argentina, with the aid of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background up to the date of issuance of these consolidated financial statements.

•	Wage differences by food vouchers and non-remunerative lump sum

Telecom Argentina is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative lump sum” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement.

In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at December 31, 2011, the Management of Telecom Argentina, with the aid of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

Contingent liabilities other than remote

In November 2011, Personal was notified of a lawsuit filed by the Financial Consumers Defense Association (Consumidores Financieros Asociación Civil para su defensa) claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The lawsuit demands: Personal to i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay interest equal to the lending rate charged by the Banco de la Nación Argentina in addition to the claims mentioned in i) and ii); and v) pay punitive damages provided by article 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorse Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

The plaintiffs are seeking damages for unspecified amounts. Currently, Personal is quantifying the risk involved in this contingency. Although Personal believes there are strong defense arguments for which the claim should not succeed, in the absence of jurisprudence on the matter, Personal’s Management (with the assistance of its legal counsel) has classified the claim as possible until a judgment is rendered.

12. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Services provided	Consolidated company/ Operating segment
Fixed telephony	Voice, data and Internet	Telecom Argentina
Telecom USA
Micro Sistemas (i)
Mobile	Voice, data and Mobile Internet	Personal
Núcleo
Springville (i)

(i)	Dormant entities for the year ended December 31, 2011, 2010 and 2009.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Segment information (continued)

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2011, 2010 and 2009, more than 96% of the Telecom Group’s revenues were from sales generated in Argentina and more than 91% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2011

• Income statement information
	Fixed telephony (a)		Mobile Services				Nortel	Total
			Personal		Núcleo	Subtotal
Services		5,237		11,001	686	11,687	—	16,924
Equipment sales		104		1,472	25	1,497	—	1,601

Net sales		5,341		12,473	711	13,184	—	18,525
Salaries and social security		(1,809)		(585)	(53)	(638)	(3)	(2,450)
Taxes		(367)		(1,205)	(23)	(1,228)	(8)	(1,603)
Maintenance, materials and supplies		(539)		(288)	(29)	(317)	—	(856)
Bad debt expense		(28)		(134)	(7)	(141)	—	(169)
Interconnection costs		(189)		—	—	—	—	(189)
Cost of international outbound calls		(150)		—	—	—	—	(150)
Lease of circuits		(88)		(47)	(34)	(81)	—	(169)
Fees for services		(311)		(538)	(30)	(568)	(4)	(883)
Advertising		(154)		(413)	(45)	(458)	—	(612)
Agent commissions		(77)		(892)	(41)	(933)	—	(1,010)
Distribution of prepaid cards commissions		(10)		(409)	(39)	(448)	—	(458)
Other commissions		(73)		(210)	(11)	(221)	—	(294)
Roaming		—		(234)	(7)	(241)	—	(241)
Charges for TLRD		—		(685)	(68)	(753)	—	(753)
Cost of equipment and handsets		(70)		(1,997)	(40)	(2,037)	—	(2,107)
Others		(440)		(493)	(44)	(537)	(2)	(979)

Operating income (loss) before depreciation and amortization		1,036		4,343	240	4,583	(17)	5,602
Depreciation of fixed assets and amortization of intangible assets		(758)		(687)	(134)	(821)	—	(1,579)

Operating income (loss)		278		3,656	106	3,762	(17)	4,023
Financial results, net		74		126	3	129	32	235
Other expenses, net		(360)		(108)	(1)	(109)	(7)	(476)

Net income before income tax and non-controlling interest		(8)		3,674	108	3,782	8	3,782
Income tax expense, net		(279)		(1,031)	(14)	(1,045)	1	(1,323)
Non-controlling interest		—		—	(28)	(28)	(1,096)	(1,124)

Net income (loss)		(287)		2,643	66	2,709	(1,087)	1,335

• Balance sheet information

Fixed assets, net	(a)	4,934		2,740	728	3,468	—	8,402
Intangible assets, net		259		590	9	599	—	858
Capital expenditures	(a)	1,501		997	134	1,131	—	2,632
Depreciation of fixed assets	(a)	(741)		(686)	(134)	(820)	—	(1,561)
Amortization of intangible assets		(17)		(1)	—	(1)	—	(18)
Net financial asset (debt)	(a)	833	(b)	1,969	(118)	1,851	14	2,698

• Cash flow information

Cash flows provided by operating activities		1,655		2,809	239	3,048	11	4,714

Cash flows from investing activities
Acquisition of fixed assets and intangible assets		(1,459)		(723)	(173)	(896)	—	(2,355)
Proceeds for the sale of fixed assets		25		14	—	14	—	39
Increase in investments not considered as cash and cash equivalents and other		15		5	—	5	—	20

Total cash flows used in investing activities		(1,419)		(704)	(173)	(877)	—	(2,296)

Cash flows from financing activities
Debt proceeds		—		3	75	78	—	78
Payment of debt		—		(3)	(120)	(123)	—	(123)
Payment of interest and debt-related expenses		—		—	(14)	(14)	—	(14)
Redemption of Class “A” preferred shares		—		—	—	—	(567)	(567)
Cash dividends		(414)		—	—	—	(91)	(505)
Inter-segment transfers of cash		139		(640)	—	(640)	501	—

Total cash flows used in financing activities		(275)		(640)	(59)	(699)	(157)	(1,131)

Increase (decrease) in cash and cash equivalents		(39)		1,465	7	1,472	(146)	1,287
Cash and cash equivalents at the beginning of the year		872		504	9	513	210	1,595

Cash and cash equivalents at the end of the year	(a)	833	(b)	1,969	16	1,985	64	2,882

(a)	Includes net sales of $45, operating income before depreciation of $14, operating profit of $10, net income of $10, fixed assets net of $7, capital expenditures of $1, depreciation of fixed assets of $(4) and net financial assets of $4 corresponding to Telecom USA.
(b)	Includes operating loss before depreciation of $(1), net loss for $(1) and in Net financial asset includes $1 of Cash and banks from Springville.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Segment information (continued)

For the year ended December 31, 2010

• Income statement information
	Fixed telephony (a)		Mobile services					Nortel	Total
			Personal			Núcleo	Subtotal
Services		4,584			8,483	530	9,013	—	13,597
Equipment sales		56			1,018	8	1,026	—	1,082

Net sales		4,640			9,501	538	10,039	—	14,679
Salaries and social security		(1,412)			(423)	(45)	(468)	(2)	(1,882)
Taxes		(308)			(934)	(19)	(953)	(6)	(1,267)
Maintenance, materials and supplies		(472)			(204)	(32)	(236)	—	(708)
Bad debt expense		(24)			(92)	(3)	(95)	—	(119)
Interconnection costs		(197)			—	—	—	—	(197)
Cost of international outbound calls		(134)			—	—	—	—	(134)
Lease of circuits		(87)			(33)	(27)	(60)	—	(147)
Fees for services		(240)			(400)	(23)	(423)	(3)	(666)
Advertising		(142)			(270)	(39)	(309)	—	(451)
Agent commissions		(48)			(627)	(34)	(661)	—	(709)
Distribution of prepaid cards commissions		(10)			(323)	(7)	(330)	—	(340)
Other commissions		(62)			(162)	(13)	(175)	—	(237)
Roaming		—			(194)	(6)	(200)	—	(200)
Charges for TLRD		—			(660)	(52)	(712)	—	(712)
Cost of equipment and handsets		(45)			(1,463)	(33)	(1,496)	—	(1,541)
Others		(380)			(408)	(37)	(445)	(1)	(826)

Operating income (loss) before depreciation and amortization		1,079			3,308	168	3,476	(12)	4,543
Depreciation of fixed assets and amortization of intangible assets		(719)			(530)	(105)	(635)	—	(1,354)

Operating income (loss)		360			2,778	63	2,841	(12)	3,189
Financial results, net		74			(118)	9	(109)	17	(18)
Other expenses, net		(213)			(103)	(1)	(104)	3	(314)

Net income before income tax and non-controlling interest		221			2,557	71	2,628	8	2,857
Income tax expense, net		(324)			(675)	(11)	(686)	—	(1,010)
Non-controlling interest		—			—	(19)	(19)	(824)	(843)

Net income (loss)		(103)			1,882	41	1,923	(816)	1,004

• Balance sheet information

Fixed assets, net	(a)	4,411	(b	)	2,439	629	3,068	—	7,479
Intangible assets, net		171			591	7	598	—	769
Capital expenditures (c)		1,051			791	185	976	—	2,027
Depreciation of fixed assets	(a)	(698)			(529)	(104)	(633)	—	(1,331)
Amortization of intangible assets (c)		(21)			(1)	(1)	(2)	—	(23)
Net financial asset (debt)	(a)	874	(b	)	504	(154)	350	8	1,232

• Cash flow information

Cash flows provided by operating activities		1,588			1,973	176	2,149	3	3,740

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets		(831)			(801)	(198)	(999)	—	(1,830)
Decrease in investments not considered as cash and cash equivalents and other		4			(4)	—	(4)	—	—
Proceeds for the sale of fixed assets		10			—	—	—		10

Total cash flows used in investing activities		(817)			(805)	(198)	(1,003)	—	(1,820)

Cash flows from financing activities:
Debt proceeds		—			—	200	200	—	200
Payment of debt		—			(718)	(172)	(890)	—	(890)
Payment of interest and debt-related expenses		—			(63)	(15)	(78)	—	(78)
Cash dividends		(476)			—	—	—	(354)	(830)
Inter-segment transfers of cash		(2)			(559)	—	(559)	561	—

Total cash flows provided by (used in) financing activities		(478)			(1,340)	13	(1,327)	207	(1,598)

Increase (decrease) in cash and cash equivalents		293			(172)	(9)	(181)	210	322
Cash and cash equivalents at the beginning of the year		579			676	18	694	—	1,273

Cash and cash equivalents at the end of the year	(a)	872	(b	)	504	9	513	210	1,595

(a)	Includes net sales of $48, operating income before depreciation of $15, operating profit of $11, net income of $11, fixed assets net of $10, capital expenditures of $1, depreciation of fixed assets of $(4) and net financial assets of $1 corresponding to Telecom USA.
(b)	Includes operating loss before depreciation of $(1), operating loss for $(2), net loss for $(2), depreciation of fixed assets of $(1) and in Net financial asset includes $2 of Cash and banks from Springville.
(c)	Excluding Debt issue costs.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Segment information (continued)

For the year ended December 31, 2009

•	Income statement information

	Fixed telephony		Mobile services				Nortel	Total
	(a)		Personal (b)		Núcleo	Subtotal
Services		4,114		6,832	435	7,267	—	11,381
Equipment sales		43		796	6	802	—	845

Net sales		4,157		7,628	441	8,069	—	12,226
Salaries and social security		(1,151)		(314)	(39)	(353)	(1)	(1,505)
Taxes		(266)		(716)	(17)	(733)	—	(999)
Maintenance, materials and supplies		(408)		(165)	(24)	(189)	—	(597)
Bad debt expense		(33)		(96)	(2)	(98)	—	(131)
Interconnection costs		(180)		—	—	—	—	(180)
Cost of international outbound calls		(152)		—	—	—	—	(152)
Lease of circuits		(83)		(34)	(25)	(59)	—	(142)
Fees for services		(214)		(270)	(16)	(286)	(2)	(502)
Advertising		(118)		(216)	(26)	(242)	—	(360)
Agent commissions		(41)		(538)	(24)	(562)	—	(603)
Distribution of prepaid cards commissions		(9)		(256)	(10)	(266)	—	(275)
Other commissions		(55)		(128)	(7)	(135)	—	(190)
Roaming		—		(164)	(4)	(168)	—	(168)
Charges for TLRD		—		(675)	(55)	(730)	—	(730)
Cost of equipments and handsets		(46)		(1,082)	(9)	(1,091)	—	(1,137)
Others		(322)		(308)	(28)	(336)	(1)	(659)

Operating income (loss) before depreciation and amortization		1,079		2,666	155	2,821	(4)	3,896
Depreciation of fixed assets and amortization of intangible assets		(663)		(381)	(94)	(475)	—	(1,138)

Operating income (loss)		416		2,285	61	2,346	(4)	2,758
Gain on equity investees		—		13	—	13	—	13
Financial results, net		(172)		(152)	(7)	(159)	—	(331)
Other expenses, net		(148)		(79)	(2)	(81)	(5)	(234)

Net income (loss) before income tax and non-controlling interest		96		2,067	52	2,119	(9)	2,206
Income tax expense, net		(271)		(519)	(7)	(526)	—	(797)
Non-controlling interest		—		—	(15)	(15)	(636)	(651)

Net (loss) income		(175)		1,548	30	1,578	(645)	758

• Balance sheet information

Fixed assets, net	(a)	4,176	(b)	2,192	471	2,663	—	6,839
Intangible assets, net		176		594	3	597	—	773
Capital expenditures (c)	(a)	917	(b)	791	116	907	—	1,824
Depreciation of fixed assets	(a)	(646)		(379)	(94)	(473)	—	(1,119)
Amortization of intangible assets (c)		(17)		(2)	—	(2)	—	(19)
Net financial asset (debt)	(a)	579	(b)	(12)	(114)	(126)	—	453

• Cash flow information

Cash flows provided by (used in)operating activities		1,607		1,551	132	1,683	(10)	3,280

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets		(852)		(566)	(73)	(639)	—	(1,491)
Decrease in investments not considered as cash and cash equivalents and other		268		—	—	—	—	268

Total cash flows used in investing activities		(584)		(566)	(73)	(639)	—	(1,223)

Cash flows from financing activities:
Debt proceeds		—		218	143	361	—	361
Payment of debt		(1,442)		(293)	(117)	(410)	—	(1,852)
Payment of interest and debt-related expenses		(84)		(71)	(13)	(84)	—	(168)
Cash dividends paid		—		—	(19)	(19)	—	(19)
Payment of capital reimbursement of Núcleo		—		—	(8)	(8)	—	(8)
Inter-segment transfers of cash		730		(707)	(33)	(740)	10	—

Total cash flows (used in) provided by financing activities		(796)		(853)	(47)	(900)	10	(1,686)

Increase in cash and cash equivalents		227		132	12	144	—	371
Cash and cash equivalents at the beginning of the year		352		544	6	550	—	902

Cash and cash equivalents at the end of the year		579		676	18	694	—	1,273

(a)	Includes net sales of $42, operating income before depreciation of $15, operating profit of $11, net income of $10, fixed assets net of $13, capital expenditures of $2, depreciation of fixed assets of $(4) and net financial assets of $1 corresponding to Telecom USA.
(b)	Includes operating loss before depreciation of $(1), operating loss for $(1), net loss for $(1), fixed assets, net of $1 and in Net financial asset includes $1 of Cash and banks from Springville.
(c)	Excluding Debt issue costs.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13.	Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31, 2011	As of December 31, 2010
ASSETS
Current Assets
Cash and banks	$9	$1
Investments	55	209
Other receivables	2	3

Total current assets	66	213

Non-Current Assets
Investments	$4,263	$3,414
Other receivables	5	3

Total non-current assets	4,268	3,417

TOTAL ASSETS	$4,334	$3,630

LIABILITIES
Current Liabilities
Economic rights Class “A” preferred shares	$50	$200
Accounts payable	1	1
Salaries and social security payable	3	—
Taxes payable	6	8
Other liabilities	7	2

Total current liabilities	67	211

TOTAL LIABILITIES	$67	$211
SHAREHOLDERS’ EQUITY	$4,267	$3,419

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,334	$3,630

Statements of income:

	Year ended December 31,
	2011	2010	2009
Gain on equity investees	$1,326	$997	$769
General and administrative expenses	(17)	(12)	(4)
Financial results, net	32	16	(2)
Other expenses, net	(7)	3	(5)
Income tax benefit	1	—	—

Net income	$1,335	$1,004	$758

Condensed statements of cash flows:

	Year ended December 31,
	2011	2010	2009
Cash flows provided by (used in) operating activities	$512	$581	$(8)
Cash flows provided by (used in) financing activities	(658)	(371)	8

Increase (decrease) in cash and cash equivalents	(146)	210	—
Cash and cash equivalents at the beginning of the year	210	—	—

Cash and cash equivalents at year end	$64	$210	$—

14.	IFRS adoption for the Company and the Telecom Group

IFRS is a set of accounting standards issued by the IASB specially designed for financial reporting of public entities, including companies whose shares or notes are traded in capital markets or have applied for registration in such markets.

On December 30, 2009, the CNV issued General Resolution No. 562/09 (“RG 562/09”) adopting RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 – Regime for Public Offering), including the Company, Telecom Argentina and Personal. RT 26 adopts IFRS as issued by the IASB. On December 3, 2010, RT 26 was modified through RT 29, with the aim to align the dates of adoption established by the professional standards with those established by RG 562/09. Additionally, RT 29 contemplates the optional implementation of IFRS for SMEs for entities that, unlike the Company, are not required to adopt IFRS. Therefore, Argentine companies not included in the scope of RG 562/09 may, at their discretion, continue applying existing accounting standards (Argentine GAAP), to apply IFRS or to apply the IFRS for SMEs for the preparation of their financial statements. At the date of issuance of these consolidated financial statements, control authorities of those companies outside the scope of the public offer has not yet adopted the RT 26 (as amended by RT 29).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. IFRS adoption for the Company and the Telecom Group (continued)

The mandatory adoption of IFRS for public companies in Argentina is effective for fiscal years beginning January 1, 2012, while early adoption is permitted for fiscal years beginning January 1, 2011.

In accordance with RG 562/09, the Company developed an implementation plan for the adoption of IFRS in Nortel, Telecom Argentina and its subsidiaries (“the Implementation Plan”). Such Implementation Plan was approved by the Board of Directors on March 23, 2010. On March 25, 2010, the Company made a public release to the market through the CNV to inform the approval of the Implementation Plan as “Relevant event”, and the designation of the Project Manager for IFRS Implementation Process in Nortel.

On July 1, 2010, the CNV issued Resolution No. 576/10 (“RG 576/10”). RG 576/10 is complementary of RG 562/09, incorporating clarifications to certain issues identified in RG 562/09 and also extends and modifies other issues that are subject of consultations and comments after its issuance. Additionally, on October 24, 2011 the CNV issued Resolution No. 592 (“RG 592 / 11”), which states that the financial statements of companies in which the issuer has control, joint control or significant influence, that are used by the issuer to apply the equity method, may be prepared according to RT 26 or applying the rules used for the preparation of its financial statements for corporate purposes and / or regulatory requirements.

At the date of issuance of these consolidated financial statements, the Company is making successful progress in the Implementation Plan in accordance with the scheduled dates.

Although adoption of IFRS is mandatory for the Company effective January 1, 2012, the Company finalized in December 2010 the diagnostic of the main valuation differences between Argentine GAAP and IFRS in the Company and in the Telecom Group. Finally, during June 2011 the Company issued its First Financial Statements as of December 31, 2010 and 2009 under IFRS as issued by the IASB with the aim to include them in Form 20-F filed with the SEC on June 30, 2011.

For the purposes of this quantification, the Company and the Telecom Group’s management has elected to make use of some of the exemptions provided for in IFRS 1 with the aim to simplify the first-time adoption of IFRS. The Company and the Telecom Group has made use of the exemptions as detailed below:

•

Deemed cost for Fixed Assets: Argentine GAAP valuation for fixed assets has been elected as deemed cost at the transition date to IFRS, since it was considered to be broadly comparable to cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in a general or specific price index.

•

Cumulative translation differences for foreign operations: The cumulative translation differences for all foreign operations were deemed to be zero at the date of transition to IFRS. This exemption applies to the financial statements translations of the subsidiaries Núcleo and Telecom USA.

•

Business combinations: The Company and the Telecom Group has elected not to apply IFRS 3 (as revised in 2008) retrospectively to business combinations that occurred before the date of transition to IFRS.

•

Share- based payment transactions: The Company and the Telecom Group has elected not to apply IFRS 2 “Share-based Payment” to equity instruments that were granted on or before November 7, 2002. This exemption applies to the Share Ownership Program described in Note 9.2.

Additionally, there is no evidence that shows that IFRS estimates as at January 1, 2009, are not consistent with the estimates as at the same date made in conformity with Argentine GAAP, after adjustments made because of the different accounting polices applied under IFRS.

The other compulsory exceptions of IFRS 1 have not been applied as these are not relevant to the Company.

In addition, IFRS provides for alternative criteria for measurement after initial recognition of each class of PP&E and Intangible Assets. An entity shall choose either the “cost model” or the “revaluation model”. The Company’s Management has elected to continue applying the “cost model” for all classes of PP&E and intangible assets.

The Company early adopted IFRS 9 in first Financial Statements under IFRS.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. IFRS adoption for the Company and the Telecom Group (continued)

(a) Differences in measurement methods

After considering exemptions elected and the “cost model” chosen to measure PP&E and Intangible Assets, the main differences identified between Argentine GAAP and are described below:

1. Non-controlling interest

Under IFRS, the non-controlling interest in a subsidiary should be presented within total equity in the consolidated statement of financial position, identifying separately the portion attributable to the parent (economic rights attributable to Nortel as Parent company) and the portion attributable to the non-controlling interest, instead of being presented as a separate caption between total liabilities and equity as required by Argentine GAAP.

Likewise, the non-controlling interest in a subsidiary’s profit or loss for the period is presented within net income in the consolidated statement of income as a gain or loss incurred by the parent.

2. Classification of Class “A” Preferred Shares

Pursuant to IFRS, a financial liability is “a contractual obligation” (i) to deliver money or other financial asset to another entity, or (ii) to exchange financial assets or liabilities with another entity under conditions that are potentially unfavorable. As described in Note 9.1.c., Nortel’s Class “A” preferred shares provide a mandatory repayment schedule. Although payments to the holders of such shares become due only to the extent that the Company has liquid and realized profits, legally available for distribution under Argentine law, the Company’s payment obligation does not disappear as a result of the temporary lack of such profits. Therefore, the Company’s payment obligations under the terms of issuance of the Class “A” preferred shares shall be classified as liability and valued at their amortized cost. Under Argentine GAAP, the Class “A” Preferred Shares are included in the Company’s shareholders’ equity.

3. Revenue recognition

3.a Upfront connection fees

Under IFRS, non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of the customer relationship as applicable. This approach is consistent with the recognition of service connection costs described in 4.a) below. This accounting treatment differs from that provided for under Argentine GAAP, where up-front connection fees are fully recognized as income when the customer is connected to the network or the service is enabled, which usually occurs at the beginning of the relationship with the customer.

Such impacts are substantially originated in Telecom Argentina from the connection of fixed line customers, with an estimated deferral period of 9 years.

3.b Revenues from contracts for the construction of networks and other assets

Revenue from construction contracts are substantially derived from the construction of data networks or other value-added services assets for large customers of fixed telephony.

Under IFRS, revenues from construction contracts that are specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose or use, in which the buyer is able to specify the major structural elements of the design before construction, should be accounted for by reference to the stage of completion of the contract activity. Under this method, contract revenue and contract costs associated with the construction contract shall be recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period, thus recognizing profit margin of the contract. The stage of completion of a contract may be determined in a variety of ways. Telecom Argentina has used the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. Any expected loss by reason of the contract should be recognized immediately as an expense.

Under Argentine GAAP revenues for construction contracts are fully recognized when construction is completed and the assets are transferred to the buyer together with related risks and benefits.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. IFRS adoption for the Company and the Telecom Group (continued)

3.c Customer Loyalty Programs

Personal offers to its customers a loyalty program named “Club Personal”. Under such program Personal grants award credits as part of the sale transactions which can be subsequently redeemed for goods or services. IFRS requires that the fair value of the award credits be accounted for as deferred revenue, and recognized when the award credits are redeemed or expire. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers. Under Argentine GAAP such program is accounted for considering the cost of the points expected to be redeemed by the customers. Such cost is recorded as operating expenses at the time the points are granted to the customers. Reconciling item reflects the net effect of (i) deferral of revenues associated with unredeemed points valued at exit fair value, net of income accrued for the period/year, and (ii) reversal of operating costs accrued under Argentine GAAP based on points expected to be effectively redeemed.

3.d Revenue recognition on contracts with multiple deliverables

Under IFRS, total revenue generated by transactions that include separately identifiable components (as equipment and service) should be allocated to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue.

IFRS does not prescribe a specific method for such allocation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”.

The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the fair value of those components which fair value can be individually determined.

Personal is engaged in sale transactions including multiple identifiable components whose fair value determination becomes more complex and relate to sales of equipment to customers jointly with contracts with minimum duration, fixed monthly bills for services and cancellation fees for early termination. For such transactions, equipment is sold at a discount compared to selling price of equipment sold without related service contract. However, the fair value of services sold is independent of the fact that the customer purchases a handset together with the service. Therefore the fair value of equipment sold can be determined as the difference between the total arrangement consideration and the service fair value.

Consequently, the allocation of revenues between equipment and services under IFRS is equivalent to the revenues accounted for under Argentine GAAP, where revenues from sale of each component of the transaction are recognized by the amount contractually agreed with the client, recognizing equipment revenues when the item is delivered to the customer and service revenues when rendered.

Therefore, considering the industry accounting practices currently prevailing under IFRS there is no quantitative impact for this matter between IFRS and Argentine GAAP.

4. Intangible Assets

4.a Service connection or habilitation costs

Under IFRS direct costs incurred for connecting customers to the network are accounted for as assets and then amortized over the term of the contract with the customer if certain conditions are met. This approach is consistent with the recognition of up-front connection fees described in 3.a above. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly in Telecom Argentina for the installation of fixed lines whose average deferral period is 9 years.

Under Argentine GAAP, connection costs are expensed as incurred, in order to match these costs with connection revenues that are fully recognized in the same period.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. IFRS adoption for the Company and the Telecom Group (continued)

4.b Subscriber acquisition costs (“SAC”)

Under IFRS, direct and incremental costs incurred for the acquisition of new subscribers with minimum contractual duration are capitalized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably. Capitalized SAC is amortized on a straight-line basis over the term of the contract with the customer.

The cost of acquiring postpaid and “cuentas claras” customers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforced termination penalty and fixed monthly bill for services. SAC are mainly composed of upfront commissions paid to third parties and subsidies on the sale of handsets. Under Argentine GAAP, these costs are expensed as incurred since there are no specific criteria for deferral of costs associated with customer contracts.

5. Reversal of the adjustments for the effects of inflation in foreign entities’ financial statements

Under IFRS financial statements of any entity whose functional currency is the currency of a hyperinflationary economy shall be stated in terms of the measuring unit current at the end of the reporting period. Under Argentine GAAP financial statements of Núcleo are prepared in guaranies –the local and functional currency of Núcleo- restated in terms of the measuring unit current at the end of the reporting period. However, the economic environment where Núcleo performs its activities does not meet the requirements established by IFRS to consider the Paraguayan economy as hyperinflationary. The reconciling item reflects the reversal of the inflation adjustment made under Argentine GAAP, after considering the IFRS 1 exemption for deemed cost for the measurement of fixed assets described above.

6. Borrowing costs that do not qualify for capitalization

Under IFRS, capitalization of foreign currency exchange differences originated in foreign currency denominated debt is required as part of the cost of a qualifying asset, when they are considered to be an adjustment to interest costs. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use.

Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were capitalized as part of the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met (the devaluation of the Peso in that period was approximately 180%).

The reconciliation item represents the reversal of the amounts capitalized under Argentine GAAP in Telecom Argentina that do not comply with the requirements for capitalization under IFRS, net of accumulated depreciation.

7. Other adjustments

7.a Inventories

Under IFRS inventories are measured at the lower of cost and net realizable value, while “Last in first out” method is not allowed. Under Argentine GAAP inventories are stated at replacement cost.

The reconciliation item is substantially generated in Personal, with a lower impact generated by Núcleo’s inventories

7.b Fixed Assets held for sale

According to IFRS non-current assets should be classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. To meet that definition, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable.

Under Argentine GAAP Telecom Argentina classifies certain fixed assets as held for sale. Such assets are included under the caption “Other assets” and measured at the lower of cost less depreciation at the time of transfer to the Held-for-sale category or net recoverable value. As far as those assets do not comply with the requirements stated by IFRS to be classified as held for sale, they should be classified as PP&E and measured at cost less accumulated depreciation.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. IFRS adoption for the Company and the Telecom Group (continued)

7.c Prepaid expenses for link services

Telecom Argentina has link service contracts with other operators for a contractually agreed period. Such services require a connection to link the network, whose cost (“One Time”) is paid at the beginning of the contractual relationship and that, under IFRS, must be recognized as a prepaid expense and charged to expense over the term of contract. According to Argentine GAAP, those costs are expensed as incurred.

8. Tax effects on IFRS adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate, at a tax rate of 35%.

It should be noted that these amounts include the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo as it is considered probable that those results will flow to Personal in the form of dividends. Under Argentine GAAP this additional income tax rate is recognized according to the proposal for dividend distribution to be considered by the next shareholder’s meeting of Núcleo.

In compliance with the requirements of RT 26 (as amended by RT 29), the main differences identified between Argentine GAAP and IFRS and their impact on equity as of Transition Date and December 31, 2011, 2010 and 2009 and net income for the years ended December 31, 2011, 2010 and 2009 are described below:

Reconciliation of equity as of December 31, 2011, 2010 and 2009 and as of Transition Date (January 1, 2009)

Reconciliation of equity:	As of December, 31,			January 1, 2009
	2011	2010	2009
Net equity under Argentine GAAP	4,267	3,419	2,953	2,189
IFRS adjustments:
1. Noncontrolling interest	3,697	2,949	2,552	1,900

Subtotal equity and noncontrolling interest under Argentine GAAP	7,964	6,368	5,505	4,089

2. Class “A” preferred shares	(372)	(771)	(1,156)	(1,039)
3. Revenue recognition
3.a Upfront connection fees	(99)	(100)	(105)	(106)
3.b Revenues from contracts for the construction of networks and other assets	—	4	—	—
3.c Customer loyalty programs	(9)	(4)	(8)	(6)
4. Intangible Assets
4.a Service connection or habilitation costs	101	105	113	120
4.b Subscriber acquisition costs	529	359	186	188
5. Reversal of the adjustments for the effects of inflation in foreign entities’ financial statements	(107)	(70)	(17)	—
6. Borrowing costs that do not qualify for capitalization	(37)	(47)	(57)	(67)
7. Other adjustments
7.a Inventories	6	9	1	(8)
7.b Fixed assets held for sale	(1)	(1)	(2)	(2)
7.c Prepaid expenses for link services	2	2	1	1
8. Tax effects on IFRS adjustments	(180)	(109)	(43)	(42)

Total equity under IFRS	7,797	5,745	4,418	3,128

Equity attributable to the parent	4,022	2,739	1,837	1,192
Equity attributable to noncontrolling interest	3,775	3,006	2,581	1,936

Reconciliation of Net income for the years ended December 2011, 2010 and 2009:

Reconciliation of net income:	As of December, 31,
	2011	2010	2009
	Gain / (Loss)
Net income under Argentine GAAP	1,335	1,004	758
IFRS adjustments:
1. Noncontrolling interest	1,124	843	651

Net Income and noncontrolling interest under Argentine GAAP	2,459	1,847	1,409
2. Class “A” preferred shares	(112)	(171)	(117)
3. Revenue recognition
3.a Upfront connection fees	1	5	1
3.b Revenues from contracts for the construction of networks and other assets	(4)	4	—
3.c Customer loyalty programs	(5)	4	(2)
4. Intangible Assets
4.a Service connection or habilitation costs	(4)	(8)	(7)
4.b Subscriber acquisition costs	170	173	(2)
5. Reversal of the adjustments for the effects of inflation in foreign entities’ financial statements	(2)	(23)	(11)
6. Borrowing costs that do not qualify for capitalization	10	10	10
7. Other adjustments
7.a Inventories	(3)	8	9
7.b Fixed assets held for sale	—	1	—
7.c Prepaid expenses for link services	—	1	—
8. Tax effects on IFRS adjustments	(71)	(66)	(1)

Net income under IFRS	2,439	1,785	1,289

Net income attributable to the parent	1,273	895	642
Net income attributable to noncontrolling interest	1,166	890	647

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. IFRS adoption for the Company and the Telecom Group (continued)

Section c) “Additional disclosures under IFRS” includes Consolidated Statements of Comprehensive Income showing Net income and Comprehensive income under IFRS. Also, the Statement includes footnotes with an explanation of the Argentine GAAP amount for each item of Other Comprehensive income and its IFRS adjustment, in compliance with the requirements of RT 26 (as amended by RT 29)

(b) Disclosures differences

1. Impacts of the implementation of IFRS in the income statement

Below there is a description of the main disclosure differences affecting the income statement:

a)	There are no specific rules under IFRS in the form to present the income statement of a company. Presentation of income and expenses by nature or by activity is allowed (cost of services provided, administration and selling expenses). The Company has elected to disclose income and expenses by nature; which is a common practice in the telecommunications industry, is consistent with the cost control methodology in the Telecom Group and allows to present in the body the income statement the subtotal “Operating income before Depreciation and Amortization” which is an important indicator of financial performance for the industry and investors, and

b)	The items that are included under Other expenses under Argentine GAAP should be classified as operating expenses or financial results under IFRS, as the case may be. Provisions, allowance for obsolescence of inventories and materials and severance payments are included as operating costs under IFRS, except for the financial components, that are included in financial results.

2. Impacts of the implementation of IFRS in the Cash Flow statement in year 2011

In compliance with the provisions of RT 26 (amended by RT 29), the most significant differences identified in the cash flow statements prepared in accordance with IFRS and NCV are summarized below.

The Company considers as cash equivalents all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the consolidated financial statements under Argentine GAAP and the same totals that would be reported in a statement of cash flows prepared based on IFRS amounts as of December 31, 2011. However, by December 31, 2010, there were $ 9 of Núcleo overdrafts that under IFRS should be net from cash and cash equivalents, rather than presented as a debt according to Argentine GAAP.

In addition certain differences exist between cash flows from operating, investing and financing activities reported in the consolidated financial statements under Argentine GAAP and the corresponding amounts under IFRS. These differences are mainly related to the payments of SAC and service connection and habilitation costs allocated in investing activities instead of operating activities as described in 4.a and 4.b above.

Also, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents is not presented in a separate cash flow statement category as required by IFRS.

The following table set forth the condensed consolidated statement of cash flows prepared in accordance with IFRS and Argentine GAAP for the year ended December 31, 2011:

	Years ended December 31, 2011
	Under Argentine GAAP	Under IFRS	Difference
Cash flows provided by operating activities	4,714	5,407	693
Cash flows from investing activities	(2,296)	(3,020)	(724)
Cash flows from financing activities	(1,131)	(1,122)	9
Net foreign exchange differences on cash and cash equivalents	—	31	31

Increase in cash and cash equivalents	1,287	1,296	9
Cash and cash equivalents at the beginning of year	1,595	1,586	(9)

Cash and cash equivalents at year end	2,882	2,882	—

Additional information is informed in section (c), which includes the full consolidated cash flow under IFRS for the years ended December 31, 2011, 2010 and 2009.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. IFRS adoption for the Company and the Telecom Group (continued)

3. Impacts of the implementation of IFRS in Segment Information

In relation to the main differences that affect the Segment Information, below is a description of the most relevant:

a)	IFRS require that segment information must be presented according to the “management approach”, while Argentine GAAP require that the information must be presented according to “accountant approach”;

b)	Under Argentine GAAP, Telecom Group separates its operating segments into two reportable segments (Fixed and mobile) based on the nature of the products and services provided by the companies. However, in evaluating the grouping criteria under IFRS, Telecom Group determined that Núcleo should not be included in the Mobile services segment jointly with Personal, as the company operates in a different regulatory and economic environment. Consequently, under IFRS three reportable segments were identified: Fixed Services - Personal Mobile Services - Núcleo Mobile Services. The Subtotal of Mobile Services was also included to be aligned to the “management approach” before described;

c)	Under IFRS, Telecom Group is required to disclose inter-segment sales and sales by geographic location. This information is not required by Argentine GAAP. Eliminations of intersegment transactions should be made to obtain consolidated figures, resulting in differences in operating results of each segment between Argentine GAAP and IFRS.

(c) Additional disclosures under IFRS

Since January 1, 2012, the Company will apply IFRS for the preparation of statutory financial statements in compliance with RG 562/09 (as amended by RG 576/10). Consequently, the Interim Financial Statements as of March 31, 2012 will be the first Interim Financial Statements of the Company that will be prepared in accordance with IFRS for corporate purposes. To reduce time and cost of preparation of the information and to avoid the duplicity of the information previously informed, the Company will use the option of IAS 34 and will prepare its interim financial statements in a condensed form, which involves the disclosure of the main Statements according to IFRS and selected notes, resulting in a simplification of the information provided in its interim financial statements under Argentine GAAP.

In order to provide the additional information required by RT 26 (as amended by RT 29), the Company includes the following main Statements according to IFRS and selected financial information under IFRS for the years ended December 31, 2011, 2010 and 2009, which will also facilitate the reading and interpretation of Condensed Interim Financial Statements for the year 2012 issued under IAS 34.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. IFRS adoption for the Company and the Telecom Group (continued)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2011	2010
ASSETS
Current Assets
Cash and cash equivalents	2,882	1,595
Investments	—	2
Trade receivables, net	1,790	1,463
Other receivables, net	308	325
Inventories, net	536	452

Total current assets	5,516	3,837

Non-Current Assets
Trade receivables, net	30	—
Other receivables, net	108	103
Investments	1	1
Property, plant and equipment, net	8,247	7,365
Intangible assets, net	1,488	1,233

Total non-current assets	9,874	8,702

TOTAL ASSETS	15,390	12,539

LIABILITIES
Current Liabilities
Trade payables	3,408	2,737
Deferred revenues	290	224
Financial debt	441	681
Salaries and social security payables	539	390
Income tax payables	605	491
Other taxes payables	463	539
Other liabilities	39	34
Provisions	173	64

Total current liabilities	5,958	5,160

Non-Current Liabilities
Deferred revenues	299	188
Financial debt	115	453
Salaries and social security payables	136	110
Deferred income tax liabilities	210	247
Income tax payables	13	14
Other liabilities	80	41
Provisions	782	581

Total non-current liabilities	1,635	1,634

TOTAL LIABILITIES	7,593	6,794

EQUITY
Equity attributable to owners of the Parent	4,022	2,739
Non-controlling interest	3,775	3,006

TOTAL EQUITY	7,797	5,745

TOTAL LIABILITIES AND EQUITY	15,390	12,539

CONSOLIDATED INCOME STATEMENTS

	For the years ended December 31,
	2011	2010	2009
Revenues	18,498	14,627	12,170
Other income	55	32	34

Total revenues	18,553	14,659	12,204

Employee benefit expenses and severance payments	(2,615)	(1,977)	(1,573)
Interconnection costs and other telecommunication charges	(1,503)	(1,377)	(1,361)
Fees for services, maintenance, materials and supplies	(1,706)	(1,329)	(1,073)
Taxes and fees with the Regulatory Authority	(1,607)	(1,257)	(1,016)
Commissions	(1,515)	(1,141)	(942)
Cost of equipments and handsets	(1,657)	(1,207)	(906)
Advertising	(599)	(441)	(357)
Provisions	(225)	(130)	(48)
Bad debt expenses	(169)	(119)	(131)
Other operating expenses	(966)	(816)	(645)
Depreciation and amortization	(2,158)	(1,712)	(1,545)

Operating income	3,833	3,153	2,607
Other income from investments	—	—	13
Finance income	342	208	254
Finance expenses	(342)	(500)	(787)

Net income before income tax expense	3,833	2,861	2,087
Income tax expense	(1,394)	(1,076)	(798)

Net income for the year	2,439	1,785	1,289

Attributable to:
Owners of the Parent	1,273	895	642
Non-controlling interest	1,166	890	647

	2,439	1,785	1,289

Basic and diluted earnings per share attributable to owners of the Parent (in Argentine pesos)
Ordinary shares	121.91	85.71	61.48
Class “B” preferred shares	423.79	297.95	213.72

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. IFRS adoption for the Company and the Telecom Group (continued)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended
	December 31,
	2011	2010	2009
Net income for the year	2.439	1.785	1.289

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	(a) 27	(b) 18	(c) 28
Cash flow hedges	—	—	(d) (13)
Income tax effect on cash flow hedges	—	—	5

Other components of the comprehensive income, net of tax	27	18	20

Total comprehensive income for the year	2,466	1,803	1,309

	For the years ended
	December 31,
	2011	2010	2009
Attributable to:
Owners of the Parent	1,283	902	645
Non-controlling interest	1,183	901	664

	2,466	1,803	1,309

(a)	It corresponds to the increase of the foreign currency translation adjustment of Núcleo under Argentine GAAP of $62 net of a decrease for the reversal of the adjustments for the effects of inflation in foreign entities’ financial statements of $35.
(b)	It corresponds to the increase of the foreign currency translation adjustment of Núcleo under Argentine GAAP of $48 net of a decrease for the reversal of the adjustments for the effects of inflation in foreign entities’ financial statements of $30.
(c)	It corresponds to the increase of the foreign currency translation adjustment of Núcleo under Argentine GAAP of $34 net of a decrease for the reversal of the adjustments for the effects of inflation in foreign entities’ financial statements of $6.Additionally it is net of a gain of $13 realized on Capital reimbursement of Núcleo.
(d)	It corresponds to Cash Flow Hedges differences, designated as effective Cash Flow Hedge under Argentine GAAP.

The movements of the components of the Statements of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009 and the corresponding tax effect are the following:

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income Tax	Total
At January 1, 2009	13	(5)	8	—
Increase	—	—	—	41
Reclassification to income statement	(13)	5	(8)	(13)

At December 31, 2009	—	—	—	28
Increase	—	—	—	18

At December 31, 2010	—	—	—	46
Increase	—	—	—	27

At December 31, 2011	—	—	—	73

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. IFRS adoption for the Company and the Telecom Group (continued)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Capital stock (1)		Inflation adjustment	Share issue	Economic Rights Class “A” preferred shares included in		Currency	Derivative			Equity attributable to
	Common stock	Preferred shares	of capital stock	premiums (1)	financial debt (2)	Legal reserve	translation adjustment	financial instruments	Retained earnings	Total	non-controlling interest	Total Equity

Balances at January 1, 2009	53	25	125	896	(1,039)	180	—	4	948	1,192	1,936	3,128

Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(117)	—	—	—	117	—	—	—
Capital reimbursement of Núcleo	—	—	—	—	—	—	—	—	—	—	(6)	(6)
Dividends of Núcleo	—	—	—	—	—	—	—	—	—	—	(13)	(13)
Comprehensive income (loss):					—
Net income for the year	—	—	—	—	—	—	—	—	642	642	647	1,289
Other comprehensive income	—	—	—	—	—	—	7	(4)	—	3	17	20

Total Comprehensive Income (loss)	—	—	—	—	—	—	7	(4)	642	645	664	1,309

Balances at December 31, 2009	53	25	125	896	(1,156)	180	7	—	1,707	1,837	2,581	4,418

Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(5) 185	—	—	—	(185)	—	—	—
Dividends (3)	—	—	—	—	—	—	—	—	—	—	(476)	(476)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	895	895	890	1,785
Other comprehensive income	—	—	—	—	—	—	7	—	—	7	11	18

Total Comprehensive Income	—	—	—	—	—	—	7	—	895	902	901	1,803

Balances at December 31, 2010	53	25	125	896	(971)	180	14	—	2,417	2,739	3,006	5,745

Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(112)	—	—	—	112	—	—	—
As approved by the Shareholders’ Meeting held on April 7 and August 2, 2011 (Note 9)
- Redemption of Class “A” preferred shares	—	(6)	(11)	(528)	545	—	—	—	—	—	—	—
- Dividends	—	—	—	—	91	—	—	—	(91)	—	—	—
- Additional distribution	—	—	—	—	25	—	—	—	(25)	—	—	—
Dividends (4)	—	—	—	—	—	—	—	—	—	—	(414)	(414)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	1,273	1,273	1,166	2,439
Other comprehensive income	—	—	—	—	—	—	10	—	—	10	17	27

Total Comprehensive Income	—	—	—	—	—	—	10	—	1,273	1,283	1,183	2,466

Balances at December 31, 2011	53	19	114	368	(422)	180	24	—	3,686	4,022	3,775	7,797

(1)	As of December 31, 2011, there were 5,330,400 ordinary shares, 1,470,455 Series “B” Preferred shares and 401,794 Series “A” Preferred shares issued and fully paid.
(2)	See Note 9.
(3)	As approved by Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2010.
(4)	As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 7, 2011
(5)	Includes $356 of provisional cash dividends which were ratified in the Annual Shareholder’s Meeting (Note 9).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. IFRS adoption for the Company and the Telecom Group (continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	2,439	1,785	1,289
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances	191	134	181
Depreciation of property, plant and equipment	1,538	1,302	1,098
Amortization of Subscriber Acquisition Costs (“SAC”) and service connection or habilitation costs	602	387	428
Amortization of intangible assets	18	23	19
Other income from investments	—	—	(13)
Consumption of materials	104	92	88
Gain on disposal of property, plant and equipment	(22)	(6)	(10)
Provisions	225	130	48
Interest and other financial losses	219	362	521
Income tax expense	1,394	1,076	798
Income tax paid	(1,316)	(1,007)	(630)
Net increase in assets	(713)	(823)	(421)
Net increase in liabilities	728	791	283

Total cash flows provided by operating activities	5,407	4,246	3,679

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	(2,179)	(1,758)	(1,444)
SAC and service connection or habilitation costs	(765)	(567)	(495)
Other intangible asset acquisitions	(135)	(27)	(17)
Proceeds from the sale of property, plant and equipment	39	10	15
Decrease in investments not considered as cash and cash equivalents	20	—	253

Total cash flows used in investing activities	(3,020)	(2,342)	(1,688)

CASH FLOWS FROM FINANCING ACTIVITIES
Financial debt proceeds	78	175	342
Payment of financial debt	(656)	(878)	(1,837)
Payment of interest	(130)	(430)	(167)
Cash dividends paid	(414)	(476)	(13)
Payment of capital reimbursement of Núcleo to the non-controlling interest	—	—	(6)

Total cash flows used in financing activities	(1,122)	(1,609)	(1,681)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	31	18	61

INCREASE IN CASH AND CASH EQUIVALENTS	1,296	313	371
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,586	1,273	902

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	2,882	1,586	1,273

15. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions		Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	132		—	1	6	(4)	135
Building	1,571		—	—	17	(10)	1,578
Tower and pole	489		—	9	60	—	558
Transmission equipment	5,046		28	67	202	—	5,343
Mobile network access	2,095		—	22	273	—	2,390
Switching equipment	4,983		—	25	271	(4)	5,275
Power equipment	819		—	13	64	—	896
External wiring	6,790		—	—	356	(18)	7,128
Computer equipment	4,875		4	59	540	(2)	5,476
Telephony equipment and instruments	970		—	33	4	—	1,007
Equipment lent to customers at no cost	255		61	31	—	(14)	333
Vehicles	180		24	1	(6)	(7)	192
Furniture	96		1	3	10	—	110
Installations	447		—	6	62	—	515
Improvements in third parties buildings	153		—	—	21	—	174
Asset retirement obligations	36		12	2	—	—	50
Work in progress	1,093		2,187	21	(1,868)	—	1,433

Subtotal	30,030	(a)	2,317	293	12	(59)	32,593
Materials	193	(b)	209	4	(12)	(134)	260

Total	30,223		2,526	297	—	(193)	32,853

Total as of December 31, 2010	28,140		2,007	243	—	(167)	30,223

	Depreciation							Net carrying value as of December 31, 2011	Net carrying value as of December 31, 2010
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount		Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the year
Land	—	—		—	—	—	—	135	132
Building	(959)	2 – 7		(24)	—	4	(979)	599	612
Tower and pole	(344)	5 – 7		(21)	(8)	—	(373)	185	145
Transmission equipment	(4,171)	10 – 13		(196)	(43)	—	(4,410)	933	875
Mobile network access	(1,502)	10 – 12		(184)	(16)	—	(1,702)	688	593
Switching equipment	(4,204)	10 – 15		(232)	(7)	4	(4,439)	836	779
Power equipment	(625)	7 – 10		(33)	(11)	—	(669)	227	194
External wiring	(5,382)	6		(208)	—	18	(5,572)	1,556	1,408
Computer equipment	(3,728)	18 – 20		(522)	(42)	2	(4,290)	1,186	1,147
Telephony equipment and instruments	(923)	13 – 20		(15)	(30)	—	(968)	39	47
Equipment lent to customers at no cost	(214)	50		(52)	(30)	14	(282)	51	41
Vehicles	(119)	20		(16)	—	7	(128)	64	61
Furniture	(83)	9 – 11		(5)	(2)	—	(90)	20	13
Installations	(334)	7 – 10		(32)	(7)	—	(373)	142	113
Improvements in third parties buildings	(110)	3		(19)	—	—	(129)	45	43
Asset retirement obligations	(27)	10		(2)	(1)	—	(30)	20	9
Work in progress	—			—	—	—	—	1,433	1,093

Subtotal	(22,725)			(1,561)	(197)	49	(24,434)	8,159	7,305
Materials	—			—	—	—	—	260	193

Total	(22,725)		(c)	(1,561)	(197)	49	(24,434)	8,419	7,498

Total as of December 31, 2010	(21,276)		(c)	(1,331)	(162)	44	(22,725)	7,498

(a)	Includes $20 in Transmission equipment, $59 in Equipment lent to customers at no cost and $145 in Work in progress, transferred from materials.
(b)	Net of $224 transferred to fixed assets.
(c)	Includes $(10) and $(10) in December 2011 and 2010, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences (Note 4.c).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(b) Intangible assets, net

		Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the year
Software obtained or developed for internal use	469	—	9	—	478
Debt issue costs	10	—	—	(10)	—
PCS license (Argentina)	658	—	—	—	658
Band B license, PCS license and Internet and data transmission license (Paraguay)	345	1	56	—	402
Rights of use	244	105	1	—	350
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2

Total	1,769	106	66	(10)	1,931

Total as of December 31, 2010	1,732	20	60	(43)	1,769

		Amortization					Net carrying value as of December 31, 2011	Net carrying value as of December 31, 2010
Principal account	Accumulated as of the beginning of the year	Amount		Foreign currency translation adjustments	Decreases	Accumulated as of the end of the year
Software obtained or developed for internal use	(469)		—	(9)	—	(478)	—	—
Debt issue costs	(10)		—	—	10	—	—	—
PCS license (Argentina)	(70)		—	—	—	(70)	588	588
Band B license, PCS license and Internet and data transmission license (Paraguay)	(344)		—	(56)	—	(400)	2	1
Rights of use	(87)		(15)	—	—	(102)	248	157
Exclusivity agreements	(20)		(3)	—	—	(23)	18	21
Customer relationship	—		—	—	—	—	2	2

Total	(1,000)	(a)	(18)	(65)	10	(1,073)	858	769

Total as of December 31, 2010	(959)	(b)	(25)	(59)	43	(1,000)	769

a)	An amount of $(16) is included in cost of services and $(2) in selling expenses, net.
b)	An amount of $(21) is included in cost of services and $(2) in selling expenses and $(2) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2011	Cost value as of December 31, 2011	Book value as of December 31, 2011	Book value as of December 31, 2010
CURRENT INVESTMENTS
Mutual funds
Super Ahorro $ Case B	0.33	25,918,430	9	9	9	—

Total mutual funds			9	9	9	—

Related parties – Mutual funds
Alpha $ Clase A Standard Bank			—	—	—	1

Total related parties			—	—	—	1

Government bonds
Ciudad Autónoma de Buenos Aires bond			—	—	—	2

Total government bonds			—	—	—	2

Total current investments			9	9	9	3

(d) Current investments

	Cost as of	Book value as of
	December 31, 2011	December 31, 2011	December 31, 2010
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency (Note 15.g)	$778	$781	$533
In Argentine pesos	1,887	1,912	919
In Argentine pesos – Related parties (Note 7.d)	68	69	22

Subtotal cash and cash equivalents	2,733	2,762	1,474

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(e) Allowances and provisions

Items	Opening balances	Additions/ (decreases)		Foreign currency translation adjustment	Reclassi- fications		Deductions	As of December 31, 2011
Deducted from current assets
Allowance for doubtful accounts receivables	151	(a)	169	2		—	(152)	170
Allowance for doubtful accounts and other assets	14	(c)	(1)	—		—	—	13
Allowance for obsolescence of inventories	21	(b)	11	—		—	(15)	17

Total deducted from current assets	186		179	2		—	(167)	200

Deducted from non-current assets
Valuation allowance of net deferred tax assets (d)	21	(c)	—	—		—	—	21
Regulatory contingencies	90		—	—		—	—	90
Allowance for doubtful accounts and other assets	32	(b)	4	—		—	—	36
Write-off of materials	19	(b)	7	—		—	(9)	17

Total deducted from non-current assets	162		11	—		—	(9)	164

Total deducted from assets	348		190	2		—	(176)	364

Included under current liabilities
Provision for contingencies	64		—	—		165	(56)	173

Total included under current liabilities	64		—	—		165	(56)	173

Included under non-current liabilities
Provision for contingencies	536		336	1	(e)	(152)	—	721

Total included under non-current liabilities	536		336	1		(152)	—	721

Total included under liabilities	600	(b)	336	1		13	(56)	894

Items	Opening balances	Additions/ (decreases)		Foreign currency translation adjustment	Reclassi- fications	Deductions	As of December 31, 2010
Deducted from current assets
Allowance for doubtful accounts receivables	144	(a)	119	1	—	(113)	151
Allowance for doubtful accounts and other assets	13	(c)	1	—	—	—	14
Regulatory contingencies	4		—	—	(4)	—	—
Allowance for obsolescence of inventories	21	(b)	28	—	—	(28)	21

Total deducted from current assets	182		148	1	(4)	(141)	186

Deducted from non-current assets
Valuation allowance of net deferred tax assets (d)	19	(c)	2	—	—	—	21
Regulatory contingencies	75	(b)	13	—	2	—	90
Allowance for doubtful accounts and other assets	40	(b)	(7)	—	—	(1)	32
Write-off of materials	25	(b)	(4)	—	—	(2)	19

Total deducted from non-current assets	159		4	—	2	(3)	162

Total deducted from assets	341		152	1	(2)	(144)	348

Included under current liabilities
Provision for contingencies	73		—	—	27	(36)	64

Total included under current liabilities	73		—	—	27	(36)	64

Included under non-current liabilities
Provision for contingencies	374		187	—	(25)	—	536

Total included under non-current liabilities	374		187	—	(25)	—	536

Total included under liabilities	447	(b)	187	—	2	(36)	600

(a)	Includes in selling expenses.
(b)	Included in other expenses, net.
(c)	Includes in income tax.
(d)	This allowance is included in Taxes payable non-current (Note 10).
(e)	Includes a reclassification of $13 from current liabilities.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(f) Cost of services

	Years ended December 31,
	2011	2010	2009
Inventory balance at the beginning of the year	$458	$264	$267
Plus:
Purchases (a)	2,153	1,740	1,134
Holding results on inventories	(12)	(15)	(7)
Deductions from allowance for obsolescence of inventories	(15)	(28)	(20)
Mobile handsets lent to customers at no cost (b)	(6)	(5)	(16)
Replacements	(12)	(3)	(5)
Foreign currency translation adjustments in inventory	1	1	2
Cost of services (Note 15.h)	6,972	5,859	5,002
Less:
Inventory balance at year end	(530)	(458)	(264)

COST OF SERVICES (c)	$9,009	$7,355	$6,093

(a)	Includes $34 and $75 in 2011 and 2010, respectively, net of the effect of internal taxes (better known as the Technological Tax).
(b)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2011	2010	2010
Services
Net sales	$16,924	$13,597	$11,381
Cost of sales	(6,902)	(5,814)	(4,956)

Gross profit from services	$10,022	$7,783	$6,425

Handsets
Net sales	$1,497	$1,026	$802
Cost of sales	(2,037)	(1,496)	(1,091)

Gross loss from handsets	$(540)	$(470)	$(289)

Fixed telephony equipment
Net sales	$104	$56	$43
Cost of sales	(70)	(45)	(46)

Gross profit (loss) from Fixed telephony equipment	$34	$11	$(3)

TOTAL GROSS PROFIT	$9,516	$7,324	$6,133

(g) Foreign currency assets and liabilities

	As of December 31, 2011				As of December 31, 2010
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency (ii)	Amount in local currency
Current assets
Cash and banks
Cash	US$	—	4.264	1	$2
	EURO	—	5.534	1	1
Bank accounts	US$	8	4.264	35	22
	G	11,417	0.00095	11	9
	$U	2	0.214	1	2
Investments
Time deposits	US$	183	4.264	781	533
Accounts receivable
Fixed telephony	US$	11	4.264	48	53
	SDR	2	6.546	15	8
Mobile services	US$	10	4.264	42	33
	G	29,986	0.00095	29	20
	EURO	2	5.534	13	6
Related parties	US$	—	4.264	1	8
Other receivables
Prepaid expenses	US$	8	4.264	36	37
	G	3,578	0.00095	4	5
Fiscal credits	G	—	—	—	8
Others	US$	7	4.264	29	18
	G	2,410	0.00095	2	1
Non-current assets
Accounts receivable
Fixed telephony	US$	7	4.264	30	—
Other receivables
Prepaid expenses	US$	6	4.264	26	9

Total assets				1,105	$775

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights; $U= Uruguayan peso.
(ii)	Due to the rounding of the amount of foreign currency and the amount in local currency, the product of those columns may not be exact.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(g) Foreign currency assets and liabilities (continued)

	As of December 31, 2011				As of December 31, 2010
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency (ii)	Amount in local currency
Current liabilities
Accounts payable
Suppliers	US$	304	4.304	1,307	$1,358
	G	31,767	0.00095	30	48
	EURO	13	5.586	74	59
	SDR	—	6.608	1	—
Deferred revenues	G	17,223	0.00095	17	9
Related parties	US$	16	4.304	69	88
	EURO	5	5.586	30	12
Others	G	3,266	0.00095	3	3
Debt
Banks loans and others – Principal	G	18,000	0.00095	17	31
Accrued interest	G	2,363	0.00095	2	2
Bank overdrafts	G	—	—	—	9
Salaries and social security payable
Vacation, bonuses and social security payable	G	2,193	0.00095	2	1
Taxes payable
Income tax	G	11,988	0.00095	11	—
Other	G	3,425	0.00095	4	1
Other liabilities
Deferred revenue on sale of capacity	US$	5	4.304	22	14
Others	US$	1	4.304	5	5
	G	2,991	0.00095	3	2
Non-current liabilities
Debt
Banks loans and others – Principal	G	121,750	0.00095	115	121
Taxes payable
Deferred tax liabilities (assets)	US$	—	4.304	1	2
	G	3,646	0.00095	3	5
Other liabilities
Deferred revenue on sale of capacity	US$	48	4.304	208	110
Asset retirement obligations	G	2,757	0.00095	2	3
Others	G	8,189	0.00095	8	2

Total liabilities				$1,934	$1,885

	12.31.11			12.31.10
	Amount of foreign currency (i)		Amount in local currency (ii)	Amount of foreign currency	Amount in local currency
Net positions	US$	(134)	(583)	(219)	(862)
Net assets (liabilities)	G	(182,167)	(171)	(219,789)	(194)
	EURO	(16)	(90)	(12)	(64)
	SDR	2	14	1	8
	$U	2	1	9	2

			(829)		(1,110)

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights; $U= Uruguayan peso.
(ii)	Due to the rounding of the amount of foreign currency and the amount in local currency, the product of those columns may not be exact.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(h) Expenses

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2011
Salaries and social security	$1,045	$389	$1,016	$2,450
Depreciation of fixed assets	1,304	58	199	1,561
Amortization of intangible assets	16	—	2	18
Turnover tax	823	2	—	825
Taxes with the Regulatory Authority	425	—	—	425
Other taxes	337	9	7	353
Maintenance, materials and supplies	680	52	124	856
Bad debt expense	—	—	169	169
Interconnection costs	189	—	—	189
Cost of international outbound calls	150	—	—	150
Lease of circuits	169	—	—	169
Fees for services (a)	169	105	609	883
Advertising	—	—	612	612
Agent commissions	—	—	1,010	1,010
Distribution of prepaid cards commissions	—	—	458	458
Other commissions	—	—	294	294
Roaming	241	—	—	241
Charges for TLRD	753	—	—	753
Cost of voice, Internet and data equipments	70	—	—	70
Transportation, freight and travel expenses	40	14	249	303
Energy, water and others	146	5	9	160
Rental expense	97	30	36	163
International and satellite connectivity	109	—	—	109
Others	209	9	26	244

Total	$6,972	$673	$4,820	$12,465

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2010
Salaries and social security	$806	$316	$760	$1,882
Depreciation of fixed assets	1,126	49	156	1,331
Amortization of intangible assets	21	—	2	23
Turnover tax	657	1	—	658
Taxes with the Regulatory Authority	331	—	—	331
Other taxes	264	8	6	278
Maintenance, materials and supplies	562	43	103	708
Bad debt expense	—	—	119	119
Interconnection costs	197	—	—	197
Cost of international outbound calls	134	—	—	134
Lease of circuits	147	—	—	147
Fees for services (a)	137	78	451	666
Advertising	—	—	451	451
Agent commissions	—	—	709	709
Distribution of prepaid cards commissions	—	—	340	340
Other commissions	—	—	237	237
Roaming	200	—	—	200
Charges for TLRD	712	—	—	712
Cost of voice, Internet and data equipments	45	—	—	45
Transportation, freight and travel expenses	28	10	201	239
Energy, water and others	119	5	7	131
Rental expense	92	26	30	148
International and satellite connectivity	97	—	—	97
Others	184	6	21	211

Total	$5,859	$542	$3,593	$9,994

(a)	Includes $15 and $12 in General and administrative expenses corresponding to Directors and Supervisory Committee’s fees, as of December 31, 2011 and 2010, respectively.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(h) Expenses (continued)

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2009
Salaries and social security	$668	$248	$589	$1,505
Depreciation of fixed assets	957	40	122	1,119
Amortization of intangible assets	16	—	3	19
Turnover tax	519	—	—	519
Taxes with the Regulatory Authority	260	—	—	260
Other taxes	211	2	7	220
Maintenance, materials and supplies	479	35	83	597
Bad debt expense	—	—	131	131
Interconnection costs	180	—	—	180
Cost of international outbound calls	152	—	—	152
Lease of circuits	142	—	—	142
Fees for services (a)	96	84	322	502
Advertising	—	—	360	360
Agent commissions	—	—	603	603
Distribution of prepaid cards commissions	—	—	275	275
Other commissions	—	—	190	190
Roaming	168	—	—	168
Charges for TLRD	730	—	—	730
Cost of voice, Internet and data equipments	46	—	—	46
Transportation, freight and travel expenses	22	8	184	214
Energy, water and others	91	8	12	111
Rental expense	57	22	32	111
International and satellite connectivity	81	—	—	81
Others	127	5	10	142

Total	$5,002	$452	$2,923	$8,377

(a)	Includes $9 in General and administrative expenses corresponding to Directors and Supervisory Committee’s fees, as of December 31, 2009.

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Economic rights Class “A” preferred shares		Other liabilities
Total due	—	516		—	(a)	115	—		—	—			—

Not due
First quarter 2012	2,771	1,243		202		3,510	6		347	450	—		29
Second quarter 2012	—	15		44		11	4		110	615	—		18
Third quarter 2012	—	10		30		—	3		67	2	—		9
Fourth quarter 2012	—	6		31		—	6		15	1	—		9
January 2013 thru December 2013	—	14		51		—	45		42	2	—		83
January 2014 thru December 2014	—	11		17		—	62		33	2	—		25
January 2015 and thereafter	—	5		37		—	8		61	8	—		193
Not date due established	1	—		—		—	—		—	30	50		66

Total not due	2,772	1,304		412		3,521	134		675	1,110	50		432

Total as of December 31, 2011	2,772	1,820		412		3,636	134		675	1,110	50		432

Balances bearing interest	2,771	553		—		5	134		—	26	—		8
Balances not bearing interest	1	1,267		412		3,631	—		675	1,084	50		424

Total	2,772	1,820		412		3,636	134		675	1,110	50		432

Average annual interest rate (%)	14,62	(b	)	—		17,00	(c	)	—	9,00	(d	)	6,00

(a)	At the date of issuance of these consolidated financial statements, $56 has been cancelled.
(b)	$59 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, $165 bear 50% over the Banco de la Nación Argentina notes payable discount rate, $9 in financing plans bear 28%, $3 bear 28%, $43 bear 8.3%, and $274 bear 28.48%.
(c)	See Note 8.
(d)	See Note 9.1.c.

Franco Livini
President

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Nortel Inversora S.A.

1.	We have audited the accompanying consolidated balance sheets of Nortel Inversora S.A. (“Nortel” or “the Company”) and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and form an opinion as to the reasonableness of the relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nortel Inversora S.A. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations, their changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in Argentina.

4.	In compliance with current regulations, we report that:

a)	the consolidated financial statements of Nortel as of December 31, 2011 and 2010, described in paragraph 1., have been transcribed to the Inventory and Balance Sheet book and comply, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporations Law and the Comisión Nacional de Valores;

b)	the financial statements of Nortel at December 31, 2011 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)	at December 31, 2011, the debt corresponding to withholdings and contributions to the Argentine Integrated Social Security System according to the Company’s accounting records amounts to $82,165.85, none of which was due at that date;

e)	in accordance with section 4 of the General Resolution No. 400 issued by the National Securities Commission, that amends section 18 subsection e) of the subheading III.9.1 of the Commission Rules, we report that the total fees on account of audit and related services invoiced to the Company for the year ended December 31, 2011 represent:

e.1) 100 % of the total fees for services invoiced to the Company for all items in that year;

e.2) 6 % of the total fees for audit and related services invoiced to the Company, its parent companies, subsidiaries and related parties in that year;

e.3) 6 % of the total fees for services invoiced to the Company, its parent companies, subsidiaries and related parties for all items in that year;

f)	we have applied the procedures for the prevention of money laundering and terrorist activities financing provided by the professional standards issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires.

Autonomous City of Buenos Aires

February 16, 2012

PRICE WATERHOUSE & CO. S.R.L.

by Alejandro P. Frechou (Partner)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF DECEMBER 31, 2011

(In millions of Argentine pesos or as expressly indicated)

1. The Company

•	Recent Relevant Matters

Summary of the resolutions passed by the Annual Ordinary, Extraordinary and Special Class “A” Preferred Shareholders’ Meeting, which was held on April 7, 2011.

The Annual Ordinary, Extraordinary and Special Class “A” Preferred Shareholders’ Meeting, which was held on April 7, 2011, approved, among others:

•	Fiscal years 2010 and 2009 Annual Reports and Financial Statements.

•	The designation of Price Waterhouse & Co. as independent accountants of the Company.

Also resolved, among others:

a) To ratify the resolutions approved by the Board of Directors meeting held on October 5, 2010, as relates to the payment of provisional dividends;

b) The scheduled redemption of 242,454 Class “A” preferred shares;

c) The payment of the accumulated basic preferred dividends according to the shares subject to the scheduled redemption referred to in paragraph b) above (additional information in Note 9.1 to the consolidated financial statements).

Summary of the resolutions passed by the Annual Ordinary, Extraordinary and Special Class “A” Preferred Shareholders’ Meeting, which was held on August 2, 2011.

The Annual Ordinary, Extraordinary and Special Class “A” Preferred Shareholders’ Meeting, which was held on August 2, 2011, approved, among others:

a) The scheduled redemption of 418,202 Class “A” preferred shares;

b) The payment of the accumulated basic preferred dividends according to the shares subject to the scheduled redemption referred to in paragraph a) above (additional information in Note 9.1 to the consolidated financial statements).

c) The payment of an additional distribution, payable only and exclusively to those holders of Class “A” Preferred Shares subject to redemption who have executed, before August 15, 2011, a settlement agreement with the Company (under Nortel’s satisfaction) releasing and irrevocably and definitively terminating any claims relating to the above mentioned shares. For more information see Note 9.1.c) to the consolidated financial statements).

•	The Company’s results

The Company reached a net gain of $1,335 for the year ended December 31, 2011. This gain was mainly generated by equity income from related companies.

•	IFRS’ Implementation Plan progress

In accordance with RG 562/09, the Company developed an Implementation Plan for the adoption of IFRS in Nortel, Telecom Argentina and its subsidiaries. Such Plan was approved by the Board of Directors on March 23, 2010. The Implementation Plan provides for the adoption of IFRS according to the dates established in RG 562/09 and addresses the presentation of IFRS financial statements as “additional information” to the consolidated financial statements in order to facilitate the understanding of the effects of the new standards on Nortel and the Telecom Group’s income and equity.

The management of the Company, in accordance with RG 576/10, issued the first full financial statements under IFRS on the occasion of submitting on June 30 2011 the Form 20-F to the SEC for the fiscal year ended December 31, 2010. With this presentation, the Company has been released from the duty to submit a reconciliation note on the shareholders’ equity and net income under Argentine GAAP and the US GAAP.

At the date of issuance of this operating and financial review, the Company is making progress in the Implementation Plan in accordance with the scheduled dates.

Although adoption of IFRS is mandatory for the Company effective January 1, 2012, the management of the Company has included in Note 14 to the consolidated financial statements as of December 31, 2011, a summary of the main qualitative and quantitative impacts on shareholders’ equity and net income, resulting from the adoption of IFRS, as well as the main statements and additional information under IFRS.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2011

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2011:
March 31,	4,131	1,338	976	47	345
June 30,	4,485	1,355	978	28	331
September 30,	4,770	1,505	1,096	64	332
December 31,	5,139	1,404	973	64	327

	18,525	5,602	4,023	203	1,335

Year 2010:
March 31,	3,249	1,062	761	(58)	221
June 30,	3,468	1,097	773	16	248
September 30,	3,767	1,116	781	11	257
December 31,	4,195	1,268	874	13	278

	14,679	4,543	3,189	(18)	1,004

Year 2009:
March 31,	2,829	917	659	(95)	190
June 30,	2,925	922	652	(57)	189
September 30,	3,107	1,013	721	(167)	163
December 31,	3,365	1,044	726	(12)	216

	12,226	3,896	2,758	(331)	758

2. The Telecom Group

•	Net sales

During FY11, consolidated net sales increased by 26% (+$3,846 vs. FY10) to $18,525, mainly fueled by the Broadband, data transmission and mobile businesses.

	Years ended December 31,		Variation
	2011	2010	$	%
Voice	3,169	2,928	241	8
Internet	1,757	1,374	383	28
Data transmission	415	338	77	23

Fixed telephony	5,341	4,640	701	15

Mobile services – Personal	12,473	9,501	2,972	31
Mobile services – Núcleo	711	538	173	32

Mobile services	13,184	10,039	3,145	31

Total net sales	18,525	14,679	3,846	26

The evolution in Net sales by reportable segment was as follows:

Fixed Telephony

During FY11, revenues generated by these services amounted to $5,341, +$701 or +15% vs. FY10, where in relative terms Internet revenues have grown the most (+$383 or 28% vs. FY10), followed by voice services (+$241 or 8% vs. FY10) and data transmission (+$77 or 27% vs. FY10).

•	Voice

Total revenues for this service reached $3,169 in FY11 (+8% vs. FY10). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 41% of net sales of the segment in FY11 (vs. 45% in FY10).

Monthly Charges and Supplementary Services increased by $64 or 7% vs. FY10, to $948, as a consequence of a higher number of lines in service (+1%), which reached more than 4.1 million, and a 20% increase in supplementary services (mainly due to rising prices).

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Telephony – together with the revenues generated by the subsidiary Telecom USA -) totaled $1,462, +$121 or 9% vs. FY10, mainly fueled by the effect of the flat rate packs. In relative terms, revenues from local measured service increased the most with 10% vs. FY10, followed by DLD revenues (+9% vs. FY10) and international telephony (+7% vs. FY10).

Interconnection revenues amounted to $485 (+11% vs. FY10), mainly due to an increase in the mobile interconnection price with certain operators and an increase in the reference dollar value for interconnection charges.

Other revenues reached $274 (+$6 or 2% vs. FY10), mainly due to higher fixed telephony equipment sales (the “Aladino” model).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2011

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Data transmission and Internet

Data transmission revenues amounted to $415 (+23% vs. FY10), where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider for wholesale and government segments. The increase was mainly due to the growth of VPN IP services (private data networks services that replaces the point to point services) and the contract signed with the Gobierno de la Ciudad de Buenos Aires to provide an integrated digital communications technology, which generated equipment sales amounting to $39.

Revenues related to Internet reached $1,757 (+$383 or 28% vs. FY10) mainly due to the substantial expansion of the Broadband service (+12% of clients vs. FY10), an increase in average prices and an improvement in the ARPU (amounted to $87 pesos in FY11 vs. $76 pesos in FY10).

As of December 31, 2011, Telecom Argentina reached 1,550,000 ADSL customers. These connections represent approximately 37% of Telecom Argentina’s fixed lines in service.

Data Transmission and Internet together have remained constant their contribution to net consolidated sales representing 12% participation, similar to FY10 and representing 41% of fixed telephony segment revenues (vs. 37% in FY10).

Mobile Services

In this quarter, consolidated clients have significantly increased reaching 20.3 million as of the end of December 2011, representing an increase of approximately 2.1 million since December 31, 2010 (+12% vs. FY10). During FY11, net sales reached $13,184 (+31% vs. FY10).

•	Personal in Argentina

As of December 31, 2011, Personal reached 18.2 million subscribers in Argentina (+1.9 million or +11% vs. FY10) thus improving its market position.

Approximately 68% of the overall subscriber base is prepaid and 32% is postpaid (including “Cuentas claras” plans and Mobile Internet subscribers).

Personal continued with sustained growth in revenues (including handset sales) reaching $12,473 (+31% vs. FY10), supported by the increase in the value-added services (“VAS”) revenues by 56% vs. FY10 and an increase in the handsets sale (+45% vs. FY10). Service revenues reached $11,001 (+30% vs. FY10) where 48% of them correspond to VAS revenues (40% in FY10). Also noteworthy is SMS traffic performance, which climbed from a monthly average of 4,614 million messages in FY10 to 5,587 million in FY11 (+21%).

As a consequence of the traffic increase and higher usage of VAS, Average Monthly Revenue per User (“ARPU”) increased to $51 pesos in FY11 (vs. $44 pesos in FY10).

•	Personal in Paraguay

As of December 31, 2011, Núcleo’s subscriber base reached 2.1 million customers (+15% vs. FY10). Prepaid and postpaid customers represented 84% and 16%, respectively in FY11 (compared to 86% and 14%, respectively in FY10).

Personal’s subsidiary in Paraguay generated revenues equivalent to $711 during FY11 (+32% vs. FY10) due to the increase in the subscriber base, rise of the ARPU and the appreciation of the Paraguayan currency respect to the peso (approximately $87 or +18%). The ARPU reached to $26 pesos per month in FY11 (vs. $22 pesos per month in FY10).

•	Operating costs

Consolidated operating costs totaled $14,485 in FY11, which represents an increase of $3,007 or +26% vs. FY10. The increase in costs is principally a consequence of a higher volume of revenues, greater expenses related to competition in mobile and Internet businesses and inflationary effects on the cost structure of the Group in Argentina and the appreciation of the Paraguayan currency respect to the peso (approximately $77).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2011

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	Year ended December 31,		Variation
	2011	2010	$	%%
Salaries and social security	(2,447)	(1,880)	(567)	30
Taxes	(1,595)	(1,261)	(334)	26
Maintenance, materials and supplies	(856)	(708)	(148)	21
Bad debt expense	(169)	(119)	(50)	42
Interconnection costs	(189)	(197)	8	(4)
Cost of international outbound calls	(150)	(134)	(16)	12
Lease of circuits	(169)	(147)	(22)	15
Fees for services	(879)	(663)	(216)	33
Advertising	(612)	(451)	(161)	36
Agent commissions	(1,010)	(709)	(301)	42
Distribution of prepaid cards commissions	(458)	(340)	(118)	35
Other commissions	(294)	(237)	(57)	24
Roaming	(241)	(200)	(41)	21
Charges for TLRD	(753)	(712)	(41)	6
Cost of equipments and handsets	(2,107)	(1,541)	(566)	37
Others	(977)	(825)	(152)	18

Subtotal	(12,906)	(10,124)	(2,782)	27
Depreciation of fixed assets	(1,561)	(1,331)	(230)	17
Amortization of intangibles assets	(18)	(23)	5	(22)

Operating costs	(14,485)	(11,478)	(3,007)	26

The cost breakdown is as follows:

•

Salaries and Social Security Contributions totaled $2,447(+30% vs. FY10), affected by increases in salaries agreed by Telecom Argentina with various trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,345 at the end of FY11 (+5% vs. FY10), lines in service per employee reached 373 in the Fixed telephony segment (-2% vs. FY10) and 3,871 in the mobile segment (+2% vs. FY10).

•

Taxes (including fees with the Regulatory Authority, turnover tax and municipal taxes) reached $1,595 (+26% vs. FY10), influenced mainly by higher average rates in turnover taxes (over higher net sales) and higher municipal taxes and bank debits and credits taxes.

•

Network access costs (includes charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $1,502 (+$112 or 8% vs. FY10) mainly due to higher volume of traffic, new site operating leases contracts and an increase in the mobile interconnection price.

•

Agent, distribution of prepaid cards and other commissions were $1,762 (+37% vs. FY10), mainly due to the increase in commissions related to commercial agents associated to higher revenues because of major acquisition and retention costs, higher cards sales, and prepaid recharges and collections.

•

Fees for services amounted to $879 (+$216 or +33% vs. FY10), mainly due to higher costs from the Call Centers in the mobile segment generated by higher requirements to them and higher tariffs recognized to suppliers.

•

Advertising amounted to $612 (+36% vs. FY10), oriented towards the support of the commercial activity in mobile services ($458, +$149 or 48% vs. FY10) and in Fixed Telephony - mainly in the Internet business - ($154, +$12 or 8% vs. FY10) and to strengthen the brand position of the Telecom Group (especially due to Personal’s rebranding amounting to $54 in 4Q11).

•

Cost of equipments and handsets totaled $2,107 (+37% vs. FY10) due to an increase in the number of handsets sold (+18% vs. FY10), especially high-end handsets to boost VAS and higher average unit cost of sales (+17% vs. FY10). Also includes the cost of the contract signed with the Gobierno de la Ciudad de Buenos Aires amounting to $26.

•	Bad debt expense reached $169 (+$50 vs. FY10), representing less than 1% of the consolidated net revenues in both years.

•

Depreciation of Fixed and Intangible Assets reached $1,579 (+17% vs. FY10). Fixed telephony totaled $758 (+5% vs. FY10) and Mobile telephony totaled $821 (+29% vs. FY10), mainly due to higher investment in fixed assets in Mobile network access, Transmission and Switching Equipment and Computer Equipment.

•

Other costs totaled $1,833 (+20% vs. FY10). The increase was due to the inflationary effect on related services, especially in Maintenance, materials and suppliers and Transportation, freight and travel expenses in the operations in Argentina.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization reached $5,619 (+$1,064 or 23% vs. FY10). The margin slightly decreased, representing 30% of consolidated net sales in FY11 (vs. 31% in FY10).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2011

IV

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Operating income

Operating income increased 26% (+$839 vs. FY10), amounting to $4,040, representing 22% of the consolidated net revenues in both years.

•	Financial results, net

Financial results, net resulted in a net gain of $203, an improvement of $237 vs. FY10. This was mainly due to minor losses registered in net foreign currency exchange differences (+$81 vs. FY10) and higher net financial interest (+$149 vs. FY10), due to the higher return on the Telecom Group’s net financial assets.

•	Net financial asset

As of December 31, 2011, Net financial assets (Cash and Cash Equivalents minus loans) amounted to $2,684, an improvement of $1,460 as compared to December 31, 2010 (totalized $1,224) due to the strong cash flow generation that offset the cash dividends paid in April 2011 by Telecom Argentina amounting to $915.

The Fixed telephony segment has net financial assets of $833 and the Mobile segment has net financial assets of $1,851.

•	Capital expenditures

During FY11, the Telecom Group invested $2,632 in fixed and intangible assets (+30% vs. 9M10), of which $1,501 or 57% were allocated to Fixed Telephony segment (52% in FY10) and $1,131 or 43% to the Mobile segment (48% in FY10). In relative terms, capex reached 14% of consolidated net sales of FY11 (similar to FY10), and were mainly for the Mobile network access, Transmission and Switching equipment and Computer equipment.

Main capex projects are related to the expansion of broadband services in order to improve transmission and speed available to the customers; deployment of 3G services to support the growth of mobile broadband together with the launch of innovative VAS and the expansion of transmission and transport networks to meet the growing demand of our fixed and mobile customers.

•	Closing prices of Class “B” Shares of the Company

Month	2008	2009	2010	2011	2012
January	12.80	5.86	12.90	21.15	19.40
February	14.50	5.45	12.75	19.90
March	13.50	5.97	14.60	21.15
April	11.25	6.80	15.35	19.40
May	12.15	6.78	13.35	21.20
June	9.35	10.00	13.00	22.10
July	8.33	10.45	14.40	21.45
August	8.24	11.70	15.00	20.65
September	7.98	12.20	17.00	17.70
October	4.40	12.90	18.65	20.00
November	5.80	12.40	19.50	17.70
December	6.00	12.65	20.00	17.00

Annual increase (decrease)	(58%)	111%	58%	(15%)	—

MERVAL Annual increase (decrease)	(50%)	115%	52%	(30%)	—

3. Summary comparative consolidated balance sheets

	As of December 31,
	2011	2010	2009	2008	2007
Current assets	5,496	3,827	2,927	2,600	2,384
Non current assets	9,399	8,353	7,690	7,051	6,786

Total assets	14,895	12,180	10,617	9,651	9,170

Current liabilities	5,555	4,691	4,176	4,075	3,647
Non current liabilities	1,376	1,121	936	1,487	2,419

Total liabilities	6,931	5,812	5,112	5,562	6,066
Non-controlling interest	3,697	2,949	2,552	1,900	1,449
Shareholders’ equity	4,267	3,419	2,953	2,189	1,655

Total liabilities, non-controlling interest and Shareholders’ equity	14,895	12,180	10,617	9,651	9,170

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2011

V

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary comparative consolidated statements of operations

	Year ended December 31,
	2011	2010	2009	2008	2007
Net sales	18,525	14,679	12,226	10,608	9,074
Operating costs	(14,502)	(11,490)	(9,468)	(8,570)	(7,441)

Operating income	4,023	3,189	2,758	2,038	1,633
Gain on equity investees	—	—	13	—	—
Financial results, net	235	(18)	(331)	(266)	(441)
Other expenses, net	(476)	(314)	(234)	(271)	(101)

Net income before income tax and non-controlling interest	3,782	2,857	2,206	1,501	1,091
Income tax benefit (expense), net	(1,323)	(1,010)	(797)	(535)	(292)
Non-controlling interest	(1,124)	(843)	(651)	(447)	(377)

Net income from continuing operations	1,335	1,004	758	519	422
Income from discontinued operations	—	—	—	—	56

Net income	1,335	1,004	758	519	478

Net income per share (in pesos)	125.88	91.36	68.29	45.59	42.02

5. Statistical data (in physical units)

•	Fixed Telephony

Voice and data services

December 31,	2011		2010		2009		2008		2007
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,796,912	(4,689)	3,835,567	132	3,852,159	1,280	3,848,369	(34)	3,878,965	(187)
NGN lines	995,618	21,632	853,410	32,528	742,884	64,464	594,260	136,160	359,577	239,277

Installed lines (a)	4,792,530	16,943	4,688,977	32,660	4,595,043	65,744	4,442,629	136,126	4,238,542	239,090
Lines in service (b)	4,141,135	9,568	4,107,082	20,305	4,060,260	16,263	4,010,056	24,304	3,917,530	31,070
Customers lines (c)	4,056,834	9,566	4,019,059	21,086	3,967,427	17,260	3,915,319	25,525	3,813,874	34,048
Public phones installed	40,079	(533)	44,846	(790)	50,275	(1,368)	58,375	(2,866)	70,550	(4,563)
Lines in service per 100 inhabitants (d)	20.8	—	20.8	0.1	20.7	—	20.6	0.1	20.3	0.1
Lines in service per employee (e)	373	1	379	9	366	5	358	11	341	1

(a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
(b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels. As of December 31, 2011, Telecom Argentina considers DDE channels as lines in service. Previously it considered the internal numbers assigned to those channels. Therefore, comparative information has been adapted to the new criterion.
(c)	The number of customers is measured in relation to the physical occupation of network resources.
(d)	Corresponding to the Northern Region of Argentina.
(e)	Defined as lines in service / number of actual employees.

Internet

December 31,	2011		2010		2009		2008		2007
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
ADSL subscribers	1,550,000	45,000	1,380,000	50,000	1,214,000	44,000	1,032,000	68,000	768,000	104,000
Dial Up subscribers	36,000	(5,000)	47,000	(2,000)	55,000	(2,000)	65,000	(3,000)	76,000	(4,000)

Total subscribers	1,586,000	40,000	1,427,000	48,000	1,269,000	42,000	1,097,000	65,000	844,000	100,000

•	Mobile services

Personal

December 31,	2011		2010		2009		2008		2007
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (*)	2,640,000	114,000	2,111,000	126,000	1,715,000	74,000	1,454,000	103,000	1,134,000	121,000
“Cuentas claras” plans	3,139,000	161,000	2,796,000	29,000	2,709,000	(14,000)	2,807,000	116,000	2,470,000	151,000
Prepaid subscribers	12,414,000	132,000	11,426,000	190,000	10,051,000	421,000	8,303,000	404,000	7,062,000	233,000

Total subscribers	18,193,000	407,000	16,333,000	345,000	14,475,000	481,000	12,564,000	623,000	10,666,000	505,000

Lines per employee	3,774	—	3,738	—	3,810	—	3,411	—	3,050	—

Núcleo

December 31,	2011		2010		2009		2008		2007
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (*)	129,000	11,000	74,000	13,000	36,000	4,000	24,000	(1,000)	23,000	1,000
“Plan control” plans	220,000	7,000	190,000	10,000	153,000	4,000	140,000	(6,000)	140,000	7,000
Prepaid subscribers	1,792,000	53,000	1,604,000	—	1,605,000	14,000	1,647,000	13,000	1,456,000	112,000

Subtotal cellular	2,141,000	71,000	1,868,000	23,000	1,794,000	22,000	1,811,000	6,000	1,619,000	120,000
Internet subscribers	8,000	—	10,000	—	12,000	—	15,000	2,000	7,000	2,000

Total subscribers	2,149,000	71,000	1,878,000	23,000	1,806,000	22,000	1,826,000	8,000	1,626,000	122,000

Lines per employee (**)	4,945	—	4,512	—	4,251	—	4,251	—	3,836	—

(*)	Includes mobile Internet subscribers.
(**)	Internet Wimax subscribers are not included.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2011

VI

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

6. Consolidated ratios

December 31,	2011	2010	2009	2008	2007
Liquidity (1)	0.99	0.82	0.70	0.64	0.65
Solvency (2)	1.53	1.27	1.08	0.74	0.51
Locked up capital (3)	0.63	0.69	0.72	0.73	0.74
Return on capital (4)	0.35	0.32	0.29	0.27	0.34

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus non-controlling interest/Total liabilities.
(3)	Non current assets/Total assets.
(4)	Net income /Shareholders’ equity average.

7. Outlook

Prospects of growth in fixed telephony will continue during FY12 in line with the evolution experienced in recent years as a result of market maturity and international industry trends. In the Broadband business, the Arnet brand is in an excellent position to continue catching the opportunities this market offers. The launching of Arnet Play in 2011 has positioned Telecom Argentina in the market of video streaming services.

In respect of tariffs in the Fixed Telephony segment, the agreements made in the Letter of Understanding subscribed with the National Government on March 6, 2006, are still to be implemented. This is also the case with the changes in rates of regulated services, so as to readapt the economic and financial equation of Telecom Argentina, in order to permit, among other things, to continue with the technological innovation Telecom Argentina’s infrastructure requires. Current pressures on the Fixed Telephony cost structure accentuate such need.

Another issue requiring progress is the actual operation of the Universal Service Fund, which financially offsets incumbent operators for losses incurred in the services rendered since 2001, and which enables access to basic services to low-income persons, in areas not currently covered by fixed and mobile telecommunication services.

The Mobile telephony subscriber base will continue to expand in FY12, though at more moderate rates than those of recent years. Mobile Internet will continue to gain further presence. Value Added Services will continue be the greater relative weight of revenue on total sales in this segment (in FY11 they involved about 48% of Personal’s sales of services). The expand in the coverage and access to the 3G and HSDPA+ networks and the most complete offer of high-end handsets will be the drivers for success in the operations in the Argentine market.

It is also expected the Regulatory Authority to make available to the market the radio-electric spectrum that the new services require, not only to expand the customer base, but also to enrich the portfolio of mobile products and services.

The mobile operation, which is consistently increasing its participation in the Argentine market, has developed a new identity for the Personal brand in line with all values which are entrusted to successfully face Mobile Number Portability during FY12.

In order to provide the customers with newer and better services, the Telecom Group shall continue with its investment plans that will require expenditures of about 14% of the consolidated net sales estimated for FY12. Telecom Argentina will use its investments to accompany Broadband growth and new value-added initiatives in the Fixed telephony segment, providing infrastructure to mobile operators, and streamlining its commercial and customer service systems. Personal will enhance its network infrastructure and seek to expand its coverage in 3G technology and bandwidth for mobile data transmission and customer service improvement.

The strategy implemented by the Management of Telecom Argentina introduces the basic necessary foundations that will allow the Telecom Group to take the necessary steps to achieve its objectives of constant service enhancement, strengthening its market position and increasing its efficiency to satisfy the continuous needs of the customers in a dynamic telecommunications market. Its investment plans are based on this vision and on the commitment of the Telecom Group to the country and its people.

Franco Livini
President

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2011

VII

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 13, 2012	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager